SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual General Meeting

and explanation of business

Prudential plc

Thursday 17 May 2018

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (HKLR) for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(HK Stock Code: 2378; SGX Stock Code: K6S)

This document is important and requires your immediate attention.
If you are in any doubt as to any aspect of the proposals in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.	Churchill Auditorium, The QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 17 May 2018

11 April 2018

Dear Shareholder

Annual General Meeting of Prudential plc

I am pleased to write to you with details of this year’s Annual General Meeting (the Meeting) which is to be held in the Churchill Auditorium at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am London time (6.00pm Hong Kong/ Singapore time) on Thursday 17 May 2018. The formal Notice of Meeting (the Notice) together with the explanatory notes is set out on pages 3 to 7.

The Board sees the Meeting as an opportunity to present to you on the Group’s strategy and performance and to listen and respond to your questions.

This circular is being provided to shareholders registered on the UK register, the Irish branch register or the Hong Kong branch register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (CDP) in Singapore.

Whether or not you propose to attend the Meeting, please complete the enclosed Form of Proxy in accordance with the instructions printed on the form and return it to the appropriate registrar or, for holders of a CDP securities account, to CDP in the pre-paid envelope enclosed. The Form of Proxy must be received no later than 11.00am London time (6.00pm Hong Kong time) on Tuesday 15 May 2018 or, for persons holding an interest in shares through CDP, on Monday 7 May 2018. Detailed instructions for completing and returning the Form of Proxy can be found in the notes on page 17.

As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who are not able to attend the Meeting in person.

Should you wish to view the 2017 Annual Report online it is available on the Company’s website www.prudential.co.uk

You will note that the Company is this year proposing changes to its Articles of Association. The amendments proposed align the Articles with current best practice. Full explanations are set out in Appendix 3 on pages 14 and 15. The New Articles, showing all the proposed changes to the Company’s Current Articles are available for inspection at the Company’s registered office, the address of which is at the bottom of this page, and are available to download from the Company’s website. Please see page 18 for further information.

As has been the case since 2016, in order to ensure that the Company can continue to count its share capital in calculating its Tier 1 capital for the purposes of the Solvency II regime, the Company makes all dividend payments as interim dividends. Interim dividends do not require shareholder approval and so no resolution on a dividend payment is included in the Notice. The Company announced a 2017 second interim dividend of 32.50 pence per share on 14 March 2018. Details of the Company’s dividends, including payment dates, can be found on our website www.prudential.co.uk and on page 19.

Recommendation

The Directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the proposed resolutions. The Directors intend to vote, in respect of their own beneficial holdings, in favour of all the proposed resolutions.

Yours sincerely

Paul Manduca

Chairman

Prudential plc

Registered office: Laurence Pountney Hill, London EC4R 0HH

Incorporated and registered in England and Wales, registered number 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.

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Notice of Annual General Meeting 2018 and explanatory notes

Notice is hereby given that the 2018 Annual General Meeting (the Meeting) of Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169), will be held in the Churchill Auditorium at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 17 May 2018 at 11.00am London time (6.00pm Hong Kong/Singapore time). Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below.

Resolutions 1 to 23 (inclusive) and resolution 25 will be proposed as ordinary resolutions; resolution 24 and resolutions 26 to 29 (inclusive) will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1:

Annual report and accounts

TO receive and consider the Accounts for the financial year ended 31 December 2017 together with the Strategic Report, Directors’ Remuneration Report, Directors’ Report and the Auditor’s Report on those Accounts (the Annual Report).

The formal business of the Meeting will begin with a resolution to lay before shareholders the Annual Report. Shareholders will have the opportunity to put questions about the Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on.

The Annual Report is available to view on the Company’s website www.prudential. co.uk. Shareholders may obtain a copy from the Company’s registrar, Equiniti, by calling 0371 384 2035 and quoting their shareholder reference number which can be found on each shareholder’s Form of Proxy. For shareholders in Singapore, copies of the Annual Report are also available for collection from CDP.

Resolution 2:

Directors’ remuneration report

TO approve the Directors’ Remuneration Report for the year ended 31 December 2017.

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ remuneration report for the year ended 31 December 2017.

The Directors’ remuneration report is set out in full on pages 124 to 157 of the Annual Report. The Annual Report is available to view on the Company’s website www.prudential.co.uk

A summary of the current Directors’ Remuneration Policy, approved by shareholders in May 2017, is set out on pages 128 to 131 of the Annual Report and the full version is available on the website.

Resolutions 3 to 18:

Election and re-election of Directors

In accordance with the provisions of the UK Corporate Governance Code, all Directors appointed since the last Annual General Meeting of the Company will offer themselves for election and all incumbent Directors will offer themselves for re-election at the Meeting.

Biographical details of all Directors standing for election and re-election are included in Appendix 1 to this Notice and in the Annual Report.

The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in succession planning. Board composition is regularly reviewed to ensure that the Board retains its effectiveness. In light of the work carried out over the last year and the evaluation of the effectiveness of the Board and its Committees, the Chairman considers that the performance of all of the Non-executive Directors continues to be effective and that their experience and performance meet the demands of the business in line with the strategy of the Company. Accordingly, the Board recommends the election and re-election of all the Directors standing.

3	TO elect Mr Mark FitzPatrick as a Director;

4	TO elect Mr James Turner as a Director;

5	TO elect Mr Thomas Watjen as a Director;

6	TO re-elect Sir Howard Davies as a Director;

7	TO re-elect Mr John Foley as a Director;

8	TO re-elect Mr David Law as a Director;

9	TO re-elect Mr Paul Manduca as a Director;

10	TO re-elect Mr Kaikhushru Nargolwala as a Director;

11	TO re-elect Mr Nicolaos Nicandrou as a Director;

12	TO re-elect Mr Anthony Nightingale as a Director;
13	TO re-elect Mr Philip Remnant as a Director;

14	TO re-elect Ms Anne Richards as a Director;

15	TO re-elect Ms Alice Schroeder as a Director;

16	TO re-elect Mr Barry Stowe as a Director;

17	TO re-elect Lord Turner as a Director;

18	TO re-elect Mr Michael Wells as a Director.

Resolution 19:

Re-appointment of Auditor

TO re-appoint KPMG LLP as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid.

Following the recommendation of the Audit Committee, shareholders will be asked to approve the re-appointment of KPMG LLP as the Company’s auditor, to hold office until the conclusion of the Company’s 2019 Annual General Meeting.

Resolution 20:

Remuneration of Auditor

TO authorise the Audit Committee on behalf of the Board to determine the amount of the auditor’s remuneration.

Shareholders will be asked to grant authority to the Audit Committee to determine the remuneration of KPMG LLP.

Resolution 21:

Political donations

THAT the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the Companies Act 2006 (the 2006 Act), in aggregate, to:

(i)	make political donations to political parties and/or independent election candidates not exceeding £50,000 in total;

(ii)	make political donations to political organisations other than political parties not exceeding £50,000 in total; and

(iii)	incur political expenditure not exceeding £50,000 in total,

(as such terms are defined in sections 363 to 365 of the 2006 Act) provided that the aggregate of such donations and expenditure shall not exceed £50,000 during the period beginning with the date of passing this resolution and

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Notice of Annual General Meeting 2018 and explanatory notes continued

expiring at the earlier of 30 June 2019 and the conclusion of the Annual General Meeting of the Company to be held in 2019, unless such authority has been previously renewed, revoked or varied by the Company at a general meeting. The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent.

The Company has no intention of changing its current practice of not making donations to political parties or to independent election candidates and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought of as political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations.

In accordance with established best practice, it is the Company’s intention to seek renewal of this resolution on an annual basis.

Resolution 22:

Renewal of authority to allot ordinary shares

THAT, without prejudice to any authority conferred on the Directors by or pursuant to Article 14 of the Company’s Articles of Association, the Directors be and are hereby authorised generally and unconditionally to exercise all the powers of the Company to allot equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2019 and the conclusion of the Annual General Meeting of the Company to be held in 2019 and for a maximum aggregate nominal amount of:

(A)	£25,917,395 (such amount to be reduced by any allotments or grants made under paragraph (B) in an aggregate nominal amount exceeding £17,235,067 and/or any allotments or grants made under resolution 25, if passed, so that in total no more than: (i) £25,917,395 can be allotted under this paragraph (A) and, if passed, resolution 25; and (ii) £43,152,462 can be allotted under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25);

(B)	£43,152,462 (such amount to be reduced by any allotments or grants made under paragraph (A) of this resolution 22 and/or resolution 25, if passed, so that in total no more than £43,152,462 can be allotted under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25) in connection with an offer or invitation:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(C)	the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting.

At last year’s Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as ‘Allotments’). That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority will give the Directors flexibility to issue shares where they believe it is for the benefit of shareholders to do so. The Directors have no immediate plans to make use of this authority. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2019 and the conclusion of the 2019 Annual General Meeting.

This resolution needs to comply with the requirements of the HKLR as a result of the Company’s listing on the Hong Kong Stock Exchange. As a consequence, paragraphs (A) and (B) of resolution 22 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to £43,152,462 representing approximately 863,049,257 ordinary shares. This amount is approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 4 April 2018, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association.

The Company is separately seeking authority in resolution 25 to allot ordinary shares or grant rights to subscribe for or to convert or exchange any security into shares in the Company in connection with the issue of mandatory convertible securities (MCS). To protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25, will, when taken together, cover an aggregate nominal amount equal to £43,152,462 representing approximately 863,049,257 ordinary shares (the Allotment Limit). The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 4 April 2018, the latest practicable date prior to publication of this Notice. Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in the explanatory notes to resolution 25 and in Appendix 2 to this Notice.

Paragraph (A) of resolution 22 authorises the Directors to make Allotments of an aggregate nominal amount equal to £25,917,395 (representing approximately 518,347,902 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital as at 4 April 2018. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (B) of resolution 22 in an aggregate nominal amount exceeding £17,235,067, and/or (ii) the amount of any allotments or grants made under resolution 25, if passed, to ensure that the total amount of Allotments which may be made under paragraph (A) and, if passed, resolution 25 does not exceed 20 per cent of the total issued ordinary share capital of the Company and that the total amount of

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Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25, does not exceed the Allotment Limit.

Paragraph (B) of resolution 22 authorises the Directors to make Allotments of an aggregate nominal amount equal to £43,152,462 (representing approximately 863,049,257 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 22 and resolution 25 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (A) of resolution 22 and/or (ii) the amount of any allotments or grants made under resolution 25, if passed, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, resolution 25, does not exceed the Allotment Limit. The restrictions detailed in paragraph (B) (i) and (ii) of resolution 22 are proposed in order to comply with the HKLR which do not permit the Directors to make Allotments on a non-pre-emptive basis in excess of the respective 20 per cent thresholds in paragraph (A) of resolution 22 and resolution 25.

The Directors would not expect to make use of the authorities in paragraph (A) or (B) of resolution 22 to make Allotments in connection with MCS, given a separate authority is being sought for this purpose.

Paragraph (C) of resolution 22 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company’s share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (C) of resolution 22 following the exercise of options and awards under the Company’s share schemes adopted prior to or on the date of the Meeting.

Resolution 23:

Extension of authority to allot ordinary shares to include repurchased shares

THAT the authority granted to the Directors to allot relevant securities up to a total nominal value of £25,917,395 pursuant to paragraph (A) of resolution 22 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 27 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 22 exceeding £43,152,462.

As permitted by the HKLR, resolution 23 seeks to extend the Directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 22 to include the shares repurchased by the Company under the authority to be sought by resolution 27.

Resolution 24:

Renewal of authority for disapplication of pre-emption rights

THAT without prejudice to any authority conferred on the Directors by or pursuant to Article 15 of the Company’s Articles of Association, if Resolutions 22 and/or 23 are passed the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Resolutions 22 and/or 23 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2019 and the conclusion of the Annual General Meeting of the Company to be held in 2019 and provided that (without prejudice to resolution 26) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to this authority in respect of any allotment of equity securities under the authority conferred on the Directors by resolution 22 or a sale of ordinary shares held by the Company as treasury shares for cash is £6,479,348.

At last year’s Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 4 April 2018 the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,479,348 representing approximately 129,586,975 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 4 April 2018. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2019 and the conclusion of the 2019 Annual General Meeting.

The Directors confirm their current intention to adhere to the Principles of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling three year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years.

Resolution 25:

Renewal of authority to issue mandatory convertible securities (MCS)

THAT without prejudice to any authority conferred on the Directors by or pursuant to Article 14 of the Company’s Articles of Association, that the authority of the Directors to generally and unconditionally exercise all the powers of the Company to allot equity securities (as defined in section 560(1) of the 2006 Act) be renewed in relation to any issue by the Company or any subsidiary or subsidiary undertaking of the Company (together, the Group) of MCS that automatically convert into, or are exchanged for, ordinary shares in the Company in prescribed circumstances, where the Directors consider that such an issuance of MCS would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with the regulatory capital requirements or targets applicable to the Company or to the Group from time to time:

(A)	for a maximum aggregate nominal amount of £25,917,395 (such amount to be reduced by any allotments or grants made under paragraph (B) of resolution 22 in

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an aggregate nominal amount exceeding £17,235,067 and/or any allotments made under paragraph (A) of resolution 22, so that in total no more than: (i) £25,917,395 can be allotted under paragraph (A) of resolution 22 and this resolution 25; and (ii) no more than £43,152,462 can be allotted under paragraphs (A) and (B) of resolution 22 and this resolution 25); and

(B)	subject to applicable law and regulation, at such conversion prices (or such maximum or minimum conversion price methodologies) as may be determined by the Directors from time to time.

At last year’s Annual General Meeting, shareholders passed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert or exchange any security into shares in the Company in connection with the issue of MCS. That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

The Directors believe it is in the best interests of the Company to have the flexibility to issue MCS from time to time and the authority sought may be used if, in the opinion of the Directors at the relevant time, such an issuance of MCS would be desirable, including in connection with, or for the purposes of, complying with or maintaining compliance with, regulatory capital requirements or targets applicable to the Company or to the Group from time to time. The Directors have no immediate plans to make use of this authority.

This authority is limited to shares representing approximately 20 per cent of the issued ordinary share capital of the Company as at 4 April 2018, the latest practicable date prior to publication of this Notice.

As set out in the explanatory notes to resolution 22, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 22 and, if passed, this resolution 25, will, when taken together, cover an aggregate nominal amount equal to the Allotment Limit. The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 4 April 2018, the latest practicable date prior to publication of this Notice.

Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in Appendix 2 to this Notice, including details of the waiver obtained from the Hong Kong Stock Exchange.

The authority in this resolution will expire at the earlier of 30 June 2019 and the conclusion of the 2019 Annual General Meeting.

Resolution 26:

Renewal of authority for disapplication of pre-emption rights in connection with the issue of MCS

THAT without prejudice to any authority conferred on the Directors by or pursuant to Article 15 of the Company’s Articles of Association, if Resolution 25 is passed, the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Resolution 25 as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2019 and the conclusion of the Annual General Meeting of the Company to be held in 2019 and provided that (without prejudice to resolution 24) the maximum aggregate nominal amount of equity securities that may be allotted pursuant to this authority in respect of any allotment of equity securities in connection with the issuance of MCS under the authority conferred on the Directors by resolution 25 for cash is £25,917,395.

Upon the occurrence of designated trigger events, any MCS issued will convert into, or be exchanged for, ordinary shares in the Company. Accordingly, this resolution seeks authority from shareholders for the Directors to make Allotments in connection with an issuance of MCS, or upon conversion or exchange of MCS, without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. Further details on the reasons for, and the scope of, the authority sought are set out in the notes to resolution 25 above.

In the event that any MCS issued were to convert into ordinary shares in the Company, it is possible that the Directors would be required to allot in excess of 7.5 per cent of the Company’s share capital within a rolling three-year period at such time, which would exceed the limit provided by the Principles of the Pre-Emption Group’s Statement of Principles regarding the cumulative usage of authorities to allot (without prior consultation with shareholders) equity securities for cash without offering them first to existing shareholders.

Further information on the MCS is included in Appendix 2 to this Notice.

The authority in this resolution will expire at the earlier of 30 June 2019 and the conclusion of the 2019 Annual General Meeting.

Resolution 27:

Renewal of authority for purchase of own shares

THAT the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that:

(A)	Such authority be limited:

(i)	to a maximum aggregate number of 259,173,951 ordinary shares;

(ii)	by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a)	an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses;

(B)	Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2019 and the conclusion of the Annual General Meeting of the Company to be held in 2019, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

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(C)	All ordinary shares purchased pursuant to said authority shall be either:

(i)	cancelled immediately upon completion of the purchase; or

(ii)	held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.

The Directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the Directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares would be conducted on the Hong Kong Stock Exchange.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,958,697, representing 259,173,951 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 4 April 2018, at prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company may retain any shares it purchases as treasury shares with a view to possible reissue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to reissue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The Directors have no immediate plans to exercise this authority which will expire at the earlier of 30 June 2019 and the conclusion of the 2019 Annual General Meeting.

A waiver from strict compliance with Rule 10.06(5) of the HKLR was granted by the Hong Kong Stock Exchange on 4 May 2010 (and updated on 24 February 2016 ). Under Rule 10.06(5) of the HKLR, the listing of all shares which are purchased by the

Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) of the HKLR has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees’ share scheme, for example, shall not, for the purposes of the HKLR, constitute a new issue of shares and shall not require a new listing application to be made.

The Company has options and awards outstanding over 24,829,113 ordinary shares, representing 0.96 per cent of the Company’s ordinary issued share capital as at 4 April 2018 (the latest practicable date prior to the publication of this Notice). If the existing authority given at the 2017 Annual General Meeting and the authority sought by this resolution 27 were to be fully used these outstanding options and awards would represent 1.20 per cent of the Company’s ordinary issued share capital at that date.

Resolution 28:

Notice for general meetings

THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Prior to the Companies (Shareholders’ Rights) Regulations 2009, the Company was able to call general meetings, other than its Annual General Meeting, on 14 clear days’ notice without obtaining shareholder approval. Approval for a shorter notice period was sought and received from shareholders at the last Annual General Meeting and to preserve this ability, resolution 28 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If used, an electronic voting facility will be provided.

Annual General Meetings will continue to be held on at least 21 clear days’ notice.

The approval will be effective until the Company’s 2019 Annual General Meeting when it is intended that a similar resolution will be proposed.

Resolution 29:

New Articles of Association

THAT with effect from the conclusion of the Meeting, the Articles of Association produced to the Meeting and initialled by the Chairman of the Meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

The Company is asking shareholders to approve a number of amendments to the Company’s current Articles of Association (the Current Articles). The resolution adopting the proposed Articles of Association (the New Articles) will, if passed, become effective at the conclusion of the Meeting.

An explanation of the main differences between the Current Articles and the New Articles is set out in Appendix 3. Other differences, which are of a minor, technical or clarifying nature, have not been noted in Appendix 3. A copy of the New Articles showing all the amendments to the Current Articles is available for inspection, as noted on page 18, the “documents available for inspection” section of this document, and is available on the Company’s website: www.prudential.co.uk

By order of the Board of Directors

Alan F Porter

Group General Counsel and

Company Secretary

11 April 2018

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Appendix 1: Biographies of Directors standing for election

Board of Directors As at the date of this document, the Board of Directors of the Company comprises: Chairman Paul Victor Falzon Sant Manduca

Executive Directors

Michael Andrew Wells

(Group Chief Executive),

Mark Thomas FitzPatrick CA,

Stuart James Turner FCA,

John William Foley,

Nicolaos Andreas Nicandrou ACA,

Anne Helen Richards, and

Barry Lee Stowe

Independent Non-executive Directors

Sir Howard John Davies,

David John Alexander Law ACA,

Kaikhushru Shiavax Nargolwala FCA,

Anthony John Liddell Nightingale CMG

SBS JP,

The Hon. Philip John Remnant CBE FCA,

Alice Davey Schroeder,

Jonathan Adair Lord Turner FRS,

and Thomas Ros Watjen

Relevant skills and experience

Paul has held a number of senior leadership roles. Notable appointments include serving as chairman of the Association of Investment Companies (1991 to 1993), acting as founding CEO of Threadneedle Asset Management Limited (1994 to 1999), directorships of Eagle Star and Allied Dunbar, holding the offices of European CEO of Deutsche Asset Management (2002 to 2005), global CEO of Rothschild Asset Management (1999 to 2002), chairman of Bridgewell Group plc and a director of Henderson Smaller Companies Investment Trust plc.

Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as senior independent director, audit committee chairman and remuneration committee chairman. He was also a non-executive director and audit committee chairman of KazMunaiGas Exploration & Production until the end of September 2012.

During 2017, Paul stepped down as chairman and a member of the board of Henderson Diversified Income Limited with effect from 26 April and was appointed to the board of RateSetter (Retail Money Market Limited) with effect from 1 June and as chairman from 17 July.

Paul initially joined the Board in October 2010 as the Senior Independent Director and member of the Audit and Remuneration Committees, roles he held until his appointment as Chairman in July 2012. On becoming Chairman, Paul was also appointed Chair of the Nomination & Governance Committee, having been a member of the Committee since January 2011.

Other appointments

—   Securities Institute

—   RateSetter (Retail Money Market Limited) (chairman)

—   Templeton Emerging Markets Investment Trust (TEMIT) (chairman)

—   TheCityUK advisory council

Relevant skills and experience

Mike has more than three decades’ experience in insurance and retirement services, having started his career at the US brokerage house Dean Witter, before going on to become a managing director at Smith Barney Shearson.

Mike joined the Prudential Group in 1995 and became Chief Operating Officer and Vice- Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the development of Jackson’s market-leading range of retirement solutions. He was also part of the Jackson teams that purchased and successfully integrated a savings institute and two life companies.

Mike joined the Board in 2011 and was appointed Group Chief Executive in June 2015.

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Relevant skills and experience

Mark previously worked at Deloitte for 26 years, building his industry focus on insurance and investment management globally. During this time, Mark was Managing Partner for Clients and Markets, a member of the executive committee and a member of the board of Deloitte UK. He was a vice chairman of Deloitte for four years, leading the CFO Programme and developing the CFO Transition labs. Mark previously led the Insurance & Investment Management audit practice and the insurance industry practice.

Mark joined the Board as an Executive Director and Chief Financial Officer in July 2017.

Relevant skills and experience

James led internal audit teams in UBS in both the UK and Switzerland. Prior to joining Prudential, James was the deputy head of compliance for Barclays plc. He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities.

James joined Prudential in November 2010 as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, with responsibility for delivery of the Group’s internal and external financial reporting, business planning, performance monitoring and capital and liquidity planning. He also led the development of the Group’s Solvency II internal model.

James joined the Board as an Executive Director and Group Chief Risk Officer in March 2018.

Other appointments

— West Bromwich Building Society

Relevant skills and experience

John spent over 20 years at Hill Samuel & Co, where he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Before joining Prudential, John spent three years as general manager, global capital markets at National Australia Bank.

John joined Prudential as Deputy Group Treasurer in 2000 and became Managing Director of Prudential Capital and Group Treasurer in 2001. During his career at Prudential, John has held the offices of Chief

Executive of Prudential Capital, Group Chief Risk Officer, Group Investment Director and Chief Executive of Prudential UK & Europe.

John first joined the Board in 2011 as Group Chief Risk Officer and was reappointed in January 2016, having stepped down during his time as Group Investment Director.

In 2017, John’s role was expanded from Chief Executive of Prudential UK & Europe to Chief Executive of M&G Prudential, the Group’s combined UK asset management and savings and retirement solutions business.

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Appendix 1: Biographies of Directors standing for election continued

Relevant skills and experience

Nic started his career at PricewaterhouseCoopers. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life finance director and board member, Aviva group financial control director, Aviva group financial management and reporting director and CGNU group financial reporting director.

In July 2017, Nic became Chief Executive of Prudential Corporation Asia having originally joined the Board in October 2009 as an Executive Director and Chief Financial Officer.

Other appointments — European Insurance CFO Forum (chairman) — CITIC-Prudential Life Insurance Company Limited (a Prudential plc joint venture)

Relevant skills and experience

Anne became an analyst for Alliance Capital in 1992 and then moved into portfolio management roles at JP Morgan Investment Management and Mercury Asset Management. She joined the board of Edinburgh Fund Managers plc as chief investment officer and joint managing director in 2002 and continued in this role following Aberdeen Asset Management PLC’s acquisition of Edinburgh Fund Managers in 2003. Anne was chief investment officer and head of the EMEA region for Aberdeen Asset Management PLC. positions she held until February 2016.

Anne joined the Board in 2016 as an Executive Director and Chief Executive of M&G. She became Deputy Chief Executive of M&G Prudential in 2017 whilst remaining Chief Executive of M&G.

Other appointments

—   Financial Services advisory board

—   CFA UK Advisory

—   Financial Conduct Authority practitioner panel (chair)

—   Standing Council on Europe

—   IBDE advisory board

Relevant skills and experience

Before joining Prudential, Barry was president, accident & health worldwide for AIG Life Companies. He joined AIG in 1995 after having held senior positions at Pan-American Life and Willis in the United States.

Barry joined the Board in 2006 as an Executive Director and the Chief Executive of Prudential Corporation Asia, leading Prudential’s Asian business through a period of major growth and development.

Barry fulfilled this role until June 2015 when he became Chairman and Chief Executive of the North American Business Unit.

Other appointments — International Insurance Society — American Council of Life Insurers

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Relevant skills and experience

Philip was a senior advisor at Credit Suisse and a vice chairman of Credit Suisse First Boston (CSFB) Europe and head of the UK Investment Banking Department. He was twice seconded to the role of director general of the Takeover Panel. Philip also served on the board of Northern Rock plc and as chairman of the Shareholder Executive.

Philip joined the Board in January 2013 as a Non-executive Director, as Senior Independent Director and as a member of each of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee.

Other appointments — City of London Investment Trust (chairman) — M&G Group Limited (Prudential plc subsidiary) (chairman) — Severn Trent plc — Takeover Panel — UK Financial Investments Limited

Relevant skills and experience

Sir Howard has a wealth of experience in the financial services industry, across the Civil Service, consultancy, asset management, regulatory and academia. Sir Howard was previously chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Sir Howard joined the Board in October 2010 as a Non-executive Director and Chair of the Risk Committee. He joined the Audit Committee in November 2010 and the Nomination & Governance Committee in July 2012.

Other appointments

—   China Banking Regulatory Commission international advisory board

—   China Securities Regulatory Commission international advisory board (chairman)

—   Institut d’Études Politiques (Sciences Po)

—   Millennium LLC regulatory advisory board

—   Royal Bank of Scotland (chairman)

Relevant skills and experience

David was the Global Leader of PricewaterhouseCoopers’s (PwC) insurance practice, a partner in PwC’s UK firm, and worked as the lead audit partner for multi- national insurance companies until his retirement in 2015. David has also been responsible for PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division.

David joined the Board in September 2015 as a Non-executive Director and member of the Audit Committee. David was appointed Chair of the Audit Committee and a member of the Risk Committee and of the Nomination & Governance Committee in May 2017.

Other appointments — L&F Holdings Limited (CEO) and its subsidiaries (the professional indemnity captive insurance group that serves the PwC network and its member firms)

Relevant skills and experience

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as group executive vice president and head of the Asia Wholesale Banking Group during 1990 to 1995. He spent 10 years working for Standard Chartered PLC in Singapore as group executive director responsible for Asia Governance and Risk during 1998 to 2007. Kai was chief executive officer of the Asia Pacific Region of Credit Suisse AG during 2008 to 2010 and now serves as director and chairman of their remuneration committee.

Kai has served on a number of other boards, including Singapore Telecommunications and Tate and Lyle plc.

Kai joined the Board in January 2012 as a Non-executive Director and member of the Remuneration and Risk Committees.

Other appointments

—   Clifford Capital Pte. Ltd (chair)

—   Credit Suisse Group AG

—   Duke-NUS Medical School (chairman)

—   Prudential Corporation Asia Limited (Prudential plc subsidiary) (chairman)

—   PSA International Pte Ltd

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Appendix 1: Biographies of Directors standing for election continued

Relevant skills and experience

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the board of Jardine Matheson Holdings in 1994. He was managing director of the Jardine Matheson Group from 2006 to 2012.

Anthony joined the Board in June 2013 as a Non- executive Director and member of the Remuneration Committee. He became Chair of the Remuneration Committee and a member of the Nomination & Governance Committee in May 2015.

Other appointments

—   Jardine Matheson Holdings (and other Jardine Matheson group companies)

—   Schindler Holding Limited

—   Shui On Land Limited

—   The Hong Kong-APEC trade policy study group (chairman)

—   UK-ASEAN Business Council

—   Vitasoy International Holdings Limited

Relevant skills and experience

Alice began her career as a qualified accountant at Ernst & Young. She joined the Financial Accounting Standards Board as a manager in 1991, overseeing the issuance of several significant insurance accounting standards.

From 1993, she led teams of analysts specialising in property-casualty insurance as a managing director at CIBS Oppenheimer, PaineWebber (now UBS) and Morgan Stanley. Alice was also an independent board member of the Cetera Financial Group.

Alice joined the Board in June 2013 as a Non-executive Director and member of the Audit Committee. She became a member of the Risk Committee in March 2018.

Other appointments

—   Bank of America Merrill Lynch International

—   Showfer Media LLC (formerly WebTuner Corp) (chair)

Relevant skills and experience

Lord Turner began his career with McKinsey & Co, advising companies across a range of industries.

He served as director-general of the Confederation of British Industry, vice-chairman of Merrill Lynch Europe, chairman of the Pensions Commission and as a non-executive director of Standard Chartered Bank.

Lord Turner was chairman of the UK’s Financial Services Authority, a member of the international Financial Stability Board and a non-executive director of the Bank of England.

Lord Turner joined the Board in September 2015 as a Non-executive Director and member of the Risk Committee. He became a member of the Audit Committee in May 2017.

Other appointments

—   Chubb Europe (chairman)

—   Energy Transition Commission (chairman)

—   House of Lords crossbench member (from 2005)

—   Institute for New Economic Thinking (chairman)

—   London School of Economics and Cass Business School (visiting professor)

—   OakNorth Bank (advisor)

Relevant skills and experience

Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became partner in the capital markets and venture capital division.

He joined Morgan Stanley in 1987 as a managing director in its insurance practice and in 1994, was appointed executive vice president and chief financial officer of Provident Companies Inc.

A key architect of Provident’s merger with Unum in 1999, Tom was appointed president and chief executive officer of the renamed Unum Group in 2003, a role he held for 12 years before becoming non-executive chairman until his retirement in May 2017.

Tom joined the Board in July 2017 as a Non- executive Director and member of the Remuneration Committee.

Other appointments

—   SunTrust Banks, Inc

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Appendix 2: Further information on mandatory

convertible securities (MCS)

Background to MCS

Together with other European insurers, the Company is subject to the Solvency II regulatory framework which entered into force on 1 January 2016. Under Solvency II, at least half of the Company’s overall capital requirements may only be met with Tier 1 Capital, including share capital, retained profits and, for up to 20 per cent of Tier 1 Capital, by other items including bonds that are written-down, or, in the case of MCS, bonds that are converted into ordinary shares in the event that the Company’s capital position falls below defined levels.

Why authority is being sought to issue MCS

Shareholder approval is sought (i) in resolution 25 to enable the issuance of MCS (and to authorise ordinary shares to be issued on conversion of MCS) and (ii) in resolution 26 to enable the issuance of MCS on a non-pre-emptive basis to provide flexibility to the Group to maintain an appropriate and efficient capital structure under Solvency II. The flexibility to issue MCS will enable the Group to issue the full range of Solvency II capital instruments, with a view to ensuring that the Group is strongly capitalised, with sufficient capital available to both fund new growth opportunities and absorb the effects of unexpected market shocks.

The authorities sought have been set at a level to provide sufficient flexibility to the Group to manage its capital structure efficiently in light of evolving regulatory requirements and market appetite for this form of capital instrument, as well as the maximum amount of MCS which the Group could use to satisfy its capital requirements.

Potential benefits of issuing MCS

Satisfying the Group’s Tier 1 Capital requirements in part through the issue of MCS is expected to be a cost effective means of raising capital and therefore enable the Group to reduce its overall cost of capital. This is, in turn, expected to be more beneficial for existing ordinary shareholders than if the Group were to satisfy its Tier 1 Capital requirements through the issue of ordinary shares or the retention of profits alone. This is consistent with the Group’s aim to ensure capital efficient profits and cash generation for the Group.

Conversion of MCS into ordinary shares

Any MCS issued by the Group will automatically convert into new ordinary shares in the Company upon the occurrence of predefined trigger events. The holders of MCS will have no right to require the conversion of the MCS into ordinary shares in any other circumstances.

Under Solvency II, the terms of any MCS must provide for automatic conversion to occur if, broadly, the amount of capital held by the Group falls below 75 per cent of its capital requirements, if the Group fails to comply with its capital requirements for a continuous period of three months or more, or if the Group fails to comply with other minimum capital requirements applicable to it. If thought appropriate, the Directors may also issue MCS that include terms providing for automatic conversion to occur in other defined circumstances.

The terms and conditions of any MCS issued will specify a conversion price or a mechanism for setting a conversion price, which is the rate at which the MCS will be exchanged into ordinary shares in the Company.

The resolutions enable the Directors to set the specific terms and conditions of the MCS (including a conversion price or mechanism for setting a conversion price) after considering market conditions at the time of issuance. This conversion price (or the conversion price set through the application of a predetermined mechanism) may be at a significant discount to the prevailing market price of the shares at the time of issue of the MCS, to reflect the fact that the MCS would only be expected to be converted into ordinary shares in the Company in stressed scenarios. The extent of the discount will be determined in consultation with the Prudential Regulation Authority (PRA) and taking into account prevailing market convention.

The Group may, if permitted by law and regulation and if considered appropriate at the relevant time, issue MCS that include in their terms and conditions a mechanism through which the Group may elect to give existing ordinary shareholders the opportunity to purchase the ordinary shares issued on conversion of the MCS in proportion to their existing shareholdings in the Company (subject to legal, regulatory or practical restrictions).

Options available to the Group prior to the occurrence of a trigger event under the MCS

If the Group’s capital position were to deteriorate, a number of options are available to the Group to improve its capital position before the occurrence of a trigger event resulting in conversion of any MCS issued into ordinary shares in the Company. The Directors can be expected to take such steps in line with the Group Recovery Plan, which could include reducing the Group’s liabilities or increasing capital (for example through raising extra share capital from investors by way of a rights issue). If the Company were, in future, to launch a rights issue, the Company’s existing ordinary shareholders would be offered the opportunity to acquire new ordinary shares in proportion to their existing shareholding.

Reasons for seeking a specific mandate to issue MCS

The Company is seeking a specific mandate to enable it to issue MCS, which may only be used for the purposes of issuing MCS (for example, the Company could not rely on the mandate to issue ordinary shares or securities convertible into ordinary shares which are not intended to qualify as regulatory capital under Solvency II).

Through seeking a specific mandate, the Company intends to provide greater certainty for shareholders as to the purposes for which the Company may seek to issue MCS, whilst preserving flexibility for the Company by retaining a general mandate for other purposes (for example, to offer shares as consideration for an acquisition).

For these reasons, the Company would not seek to rely on the general mandate under resolution 22 in connection with the issue of MCS.

The Company believes it would not be practical to obtain a specific mandate from shareholders to issue MCS only when the need arises, primarily due to the time it would take to prepare the relevant circular to shareholders, obtain pre-clearance for the circular from the authorities, and then print and despatch the relevant circular to shareholders convening the general meeting to seek shareholder approval. For the reasons set out above, the Company believes that the ability to issue MCS offers a number of benefits, and having a pre-approved mandate will enable the Company to act on a timely basis to issue MCS when market conditions are conducive to launching the issue.

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Appendix 2: Further information on mandatory convertible securities

(MCS) continued

Basis on which the size of the specific mandate to issue MCS has been calculated

The size of the specific mandate to issue MCS has been calculated based on the Group’s anticipated capital requirements to provide flexibility to the Group to maintain an appropriate and efficient capital structure under Solvency II. In particular, the size of the specific mandate has been calculated based on internal modelling to provide flexibility to the Group to issue MCS up to the maximum amount eligible to meet the Company’s Tier 1 Capital requirements under Solvency II (with appropriate haircuts to reflect the volatility of the Group’s MCS capacity). For this purpose, the Company has assumed that the maximum conversion price discount applicable to the MCS would be 60 per cent of the Company’s prevailing share price at the time of issuance.

As noted above, the resolutions enable the Directors to set the specific terms and conditions of the MCS, including the conversion price, after considering market conditions at the time of issuance. Any conversion price discount of the MCS will be determined in consultation with the PRA and taking into account prevailing market convention.

Hong Kong Stock Exchange waiver

Under Rule 13.36(1) of the HKLR, the directors of a company must obtain the consent of shareholders in a general meeting prior to allotting or issuing shares or securities convertible into shares except as set out under Rule 13.36(2)(b). Rule 13.36(2)(b) of the HKLR allows the Directors to seek a general mandate from shareholders to allot or issue shares on a non-pre-emptive basis. As explained in this Appendix 2, the Company is seeking this specific mandate from shareholders in addition to the general mandate under Rule 13.36(2)(b) of the HKLR for the sole purpose of issuing MCS. This specific mandate would require a dispensation from Rule 13.36(1) of the HKLR. The Company has therefore applied for, and the Hong Kong Stock Exchange has granted on 9 February 2018, a waiver from compliance with Rule 13.36(1) to allow the Directors to seek the authorities under resolution 25 and resolution 26 in relation to issuing MCS subject to the limits set out in that resolution.

As noted in the Company’s announcement dated 10 April 2018, the Hong Kong Stock Exchange has granted to the Company a waiver from strict compliance with Rule 13.36(1) of the Listing Rules to allow it to seek the specific mandate which, if approved by shareholders, would continue in force until:

(i)	the earlier of (a) 30 June 2019; and (b) the conclusion of the first AGM of the Company following the date on which the specific mandate is approved, at which time the specific mandate shall lapse unless it is renewed; or

(ii)	such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 3: Further information on changes to the Articles of Association

Explanatory notes regarding principal changes to the Company’s Articles of Association

Resolution 29 proposes the adoption of new Articles of Association (the New Articles).

The Company has taken the opportunity to generally review and update the current Articles of Association (the Current Articles) in order to reflect changes to English company law since the Current Articles were last updated, and bring them in line with latest best practice.

The principal changes introduced in the New Articles are summarised in this Appendix 3. Other changes, which are of a minor, technical or clarifying nature have not been noted in this Appendix 3. The New Articles marked to show all the amendments to the Current Articles are available for inspection, as noted on page 18 of this document and are available from the Company’s website: www.prudential.co.uk

References below use the numbering in the New Articles unless otherwise indicated.

Rights attached to shares (Articles 7 and 12)

The Company is permitted under the Current Articles to issue shares with such rights or restrictions as the Company by ordinary resolution or the Board shall determine. The New Articles provide that these rights and restrictions shall apply to the relevant shares as if the same were set out in the Company’s Articles of Association.

Similarly, the Company is permitted under the Current Articles to issue redeemable shares which can be redeemed on such terms and conditions and in such manner as the Board shall determine. The New Articles provide that these terms and conditions shall apply to the relevant shares as if the same were set out in the Company’s Articles of Association.

These amendments serve to clarify shareholder rights. For example, under the Companies Act 2006, if shares were to be issued by the Company on terms that those shares are non-voting and that the holder will not be entitled to receive notice of meetings, and those terms were not set out in the Articles of Association, there would be a risk that statutory standard voting and right to notice entitlements would continue to apply to such shares. Under the New Articles, such share rights would be deemed to be incorporated into the Company’s Articles of Association and, therefore, it would be clear that the statutory standard voting and right to notice entitlements would not apply to such shares.

Bearer shares

The Small Business, Enterprise and Employment Act 2015 prohibits companies from issuing share warrants to bearer. The authority to issue share warrants to bearer contained in the Company’s Current Articles (Articles 8 to 10) has been removed from the New Articles. The Company has no share warrants to bearer in issue.

Board’s authority to allot shares and disapply pre-emption rights

The Current Articles (Articles 14 to 17) set out the Board’s authority to allot shares in the Company and disapply statutory pre-emption rights in relation to certain allotments of shares.

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Appendix 3: Further information on changes to the Articles of Association

continued

These provisions have been deleted, as the Company seeks approval for the allotment of shares and the disapplication of pre-emption rights by way of customary shareholder resolutions at each of its Annual General Meetings. The deletion of the provisions will not change the Company’s approach or affect shareholders in any way, but will allow the Company to simplify the wording of the share authority resolutions put to its Annual General Meetings.

Sub-division of shares (Article 49)

The New Articles clarify that any shares resulting from a sub-division of the Company’s existing shares may, in addition to having any preference or advantage as compared with the Company’s other shares, also have deferred rights or be subject to any restriction as compared with the Company’s other shares. This change is simply to make administering any sub-division of shares more straightforward.

Hybrid meetings (Articles 52, 53 and 55)

In accordance with the Companies (Shareholders’ Rights) Regulations 2009 (the Regulations) and the Companies Act 2006, the New Articles will permit the Company to allow attendance and participation at general meetings (including AGMs or adjourned meetings) through electronic platform(s) (referred to in the New Articles as a hybrid meeting). Holding a hybrid meeting means that persons will be able to attend, speak and vote at a meeting without being physically present in the location of the meeting.

The primary changes in the New Articles to enable the holding of hybrid general meetings are contained in three new provisions, Articles 52, 53 and 55 and there are a number of other consequential amendments throughout the New Articles.

Although the Company has no plans at the current time to hold hybrid general meetings, it considers the ability to do so to be in the best interests of shareholders as a whole and to reflect evolving best practice. In deciding whether to hold a hybrid general meeting, in the future the Company will have regard to the views and stance of shareholders and institutional and governance bodies at the relevant time.

In line with current guidance, the Company is not seeking authority to hold electronic only meetings, so a physical meeting place would always be available.

Adjournments for lack of quorum (Article 67)

Under the 2006 Act, as amended by the Regulations, general meetings adjourned for lack of quorum must be held at least 10 clear days after the original meeting. The Current Articles have been amended to reflect this requirement.

Voting in accordance with instructions (Article 84)

Under the 2006 Act, as amended by the Regulations, a proxy is expressly required to vote in accordance with instructions given to them by the member by whom the proxy is appointed. For the avoidance of doubt, the New Articles contain a provision, for clarity, stating that the Company is not obliged to check whether a proxy or corporate representative has voted in accordance with the member’s instructions and confirming that their failure to do so would not render any shareholder vote invalid.

Appointment of proxies (Article 87)

The New Articles provide that if a member appoints more than one proxy and the forms appointing those proxies seek to grant more votes than the member is entitled to cast, then each of those proxy forms will be invalid and none of the proxies will be entitled to attend, speak or vote at the relevant general meeting.

Conflicts of interest requiring authorisation by the Directors (Article 131)

The Current Articles state that, where a Director has declared the nature and extent of his interest in a proposed contract with the Company or a contract that has been entered into by the Company, that Director is permitted to be a party to, or interested in, certain transactions or arrangements with the Company or in which the Company is interested (Relevant Situations).

The New Articles provide that the other Directors can impose conditions on the interested director to deal with a Relevant Situation, including for example, limiting the interested Director’s receipt of information or participation in discussion and decision-making, and can relieve the interested Director of the obligation to disclose third party confidential information to the Company. The purpose of this change is to enable the Company to deal effectively with any conflict of interest that may arise as a result of a Relevant Situation. The provisions for dealing with conflicts of interest in the New Articles ensure that directors comply with general duties under the 2006 Act.

Deemed delivery of documents sent by airmail (Article 182)

The Current Articles provide that documents sent by the Company from the United Kingdom to an address outside of the United Kingdom, Channel Islands or

Isle of Man, or from an address in another country to an address outside that country, are deemed to be delivered on the third day following posting. The New Articles default to the two days rule already in force in respect of the Company’s other communications. This is in line with general market practice. Posting occurs locally to those shareholders who are resident in the United Kingdom, Hong Kong and Singapore who are not therefore impacted by this amendment, which is considered to be in the best interests of shareholders as a whole.

Untraced shareholders (Articles 190 and 193)

The Current Articles state that the Company may sell shares belonging to an untraced shareholder (one who has not claimed dividends for twelve years), and that the net proceeds of such sale are a permanent debt of the Company. In order to provide a sensible cut-off point in respect of the holding of the sale proceeds, the New Articles provide that, if no valid claim has been made within six years from the date of sale, the proceeds of the sale will be forfeited and belong to the Company. It would still be within the Company’s discretion to return proceeds to a shareholder who made a claim after both the twelve year forfeiture period and the six year holding period had expired.

The New Articles also dispense with the requirement to publish a notice in local and national newspapers in the UK prior to selling shares belonging to untraced shareholders. The Company will continue to ensure that untraced shareholders are included in an ongoing asset reunification process to reunite holdings with shareholders who have not kept their records up to date.

To comply with HKLR requirements, the New Articles retain the requirement to place a notice in Hong Kong newspapers in respect of shares that are registered on the Company’s Hong Kong branch register.

In addition, the New Articles clarify that dividends shall be deemed unclaimed if, for a period of twelve years, no dividend payable on the shares in question has either (i) been claimed by presentation to the paying bank of the relevant warrant or cheque or (ii) been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares.

The changes will give the Company more flexibility when trying to trace shareholders. The Company considers that the changes reflect best practice to administer its share register efficiently.

www.prudential.co.uk	Notice of Annual General Meeting 2018 Prudential plc	15

Additional information

None of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

Current basic annual fees for Non-executive Directors are £97,000 with additional fees for ordinary membership or chairmanship of a Board Committee as follows:

Committee	Ordinary membership £	Chairmanship £
Audit	27,500	75,000
Nomination & Governance	10,000	–
Risk	27,500	75,000
Remuneration	27,500	60,000

Paul Manduca is the Chairman of the Company. He receives an annual fee of £734,000, which includes his Committee duties. Philip Remnant is the Senior Independent Director of the Company and he receives an annual fee of £50,000, in addition to his Board and Committee fees.

In addition, a chairman’s fee of £250,000 or local currency equivalent is paid to Philip Remnant and Kai Nargolwala for their roles as chairs of M&G Group Limited and Prudential Corporation Asia Limited respectively.

Salary levels for Executive Directors are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context.

The current basic salaries of M F FitzPatrick, J W Foley, N A Nicandrou, A H Richards, B L Stowe, S J Turner and M A Wells are £745,000, £781,000, HK$10,710,000, £408,000, US$1,157,000, £625,000 and £1,126,000 respectively.

In addition, the Executive Directors are eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors’ remuneration report on pages 124 to 157 of the Annual Report.

Interests in the share capital of the Company

As at 4 April 2018, being the latest practicable date prior to the publication of this document, the Directors standing for election and re-election held the following beneficial interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. For further information please refer to the Directors’ remuneration report in the Annual Report.

Directors’ interests in shares, options and awards

	Interests in ordinary shares	Interests in ordinary shares under option	Option exercise price £	Option exercise periods
H J Davies	9,278	n/a	n/a
M T FitzPatrick	27,526	2,061	14.55	1 Dec 22 – 31 May 23
J W Foley	326,427	815	11.04	1 Dec 19 – 31 May 20
		618	14.55	1 Dec 20 – 31 May 21
D J A Law	9,066	n/a	n/a
P V F S Manduca	42,500	n/a	n/a
K S Nargolwala	70,000	n/a	n/a
N A Nicandrou	292,435	1,311	11.55	1 Dec 19 – 31 May 20
		1,358	11.04	1 Dec 21 – 31 May 22
A J L Nightingale	50,000	n/a	n/a
P J Remnant	6,916	n/a	n/a
A H Richards	141,312	1,630	11.04	1 Dec 19 – 31 May 20
A D Schroeder	8,500	n/a	n/a
B L Stowe	364,198	n/a	n/a
Lord Turner	6,552	n/a	n/a
S J Turner	18,333	1,237	14.55	1 Dec 20 – 31 May 21
T R Watjen	5,500	n/a	n/a
M A Wells	788,066	1,620	11.11	1 Dec 18 – 31 May 19

None of the Directors standing for election or re-election has an interest in the Company’s loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

16	Prudential plc Notice of Annual General Meeting 2018	www.prudential.co.uk

Notes to Notice of Meeting

1	Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.
2	Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:
(i)	Completing and returning the enclosed Form of Proxy;
(ii)	For members on the UK register, electronic proxy appointment by logging onto the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with Equiniti’s online portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www. sharevote.co.uk using your user ID and password. Once logged in simply click ‘View’ on the ‘My Investments’ page, click on the link to vote then follow the on screen instructions; or
(iii)	If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 15 May 2018. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Monday 7 May 2018 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (Computershare Hong Kong), the Hong Kong branch share registrar, by the deadline above.

3	If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the Annual Report please contact Equiniti on 0371 384 2035 or Computershare Hong Kong on + 852 2862 8555. Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK. Lines at Equiniti are open from 8.30am to 5.30pm London time Monday to Friday. Shareholders on the Irish branch register should contact Link Asset Services on +353 1553 0050.
4	To be valid a Form of Proxy, or other instrument appointing a proxy, must be received by post or by hand (during normal business hours only) at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 11.00am London time on Tuesday 15 May 2018 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 6.00pm Hong Kong/Singapore time on Tuesday 15 May 2018. Shareholders who hold their shares on the Irish branch register should return their completed proxies to Link Asset Services Shareholder solutions (Ireland), PO Box 7117, Dublin 2, Ireland or by hand (during normal business hours) to Link Asset Services Shareholder solutions (Ireland), 2 Grand Canal Square, Dublin 2, Ireland so as to be received no later than 11.00am London time on Tuesday 15 May 2018. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Monday 7 May 2018 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.
5	The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person if he/she wishes to do so.

6	Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.
7	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.
8	To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register, Hong Kong branch register or Irish branch register as at 6.30pm London time on Tuesday 15 May 2018 (1.30am Hong Kong time on Wednesday 16 May 2018) (or, in the event of any adjournment, 6.30pm London time two days prior to the adjourned meeting. Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00pm Singapore time on Monday 7 May 2018 or, in the event of an adjournment, 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.
9	As at 4 April 2018 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,591,739,511 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 4 April 2018 were 2,591,739,511. The Company does not hold any shares in treasury.
10	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
11	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am London time on Tuesday 15 May 2018. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
12	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
13	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.
14	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).
15	Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.
16	Under Section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website.
17	Any member or their proxy attending the Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if (i) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.
18	A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudential.co.uk/investors/shareholder-information/agm/2018
19	The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the Meeting or through proxies are included in the result.
20	You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

www.prudential.co.uk	Notice of Annual General Meeting 2018 Prudential plc	17

Getting to the Annual General Meeting and Shareholder Information

Annual General Meeting

The Prudential plc 2018 Annual General Meeting will be held at:

Churchill Auditorium,

The QEII Centre,

Broad Sanctuary, Westminster,

London SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 17 May 2018.

The Notice of Meeting and all other details for the Annual General Meeting are available on our website: www.prudential.co.uk/investors/ shareholder-information/agm/2018

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

The QEII Centre operates a security system. Cameras and recording devices are not permitted in the auditorium.

By underground

The nearest tube stations are St James’s Park and Westminster on the District and Circle lines. Westminster is also on the Jubilee line.

By bus

Bus routes 24, 11 and 211 all stop nearby.

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company registrars:

By post

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex BN99 6DA

By telephone

Tel 0371 384 2035

Textel 0371 384 2255 (for hard of hearing)

Lines are open from 8.30am to 5.30pm

(London time), Monday to Friday.

International shareholders

Tel: +44 121 415 7026

Documents available for inspection

Copies of the documents listed below will be available for inspection during normal business hours at Laurence Pountney Hill, London, EC4R 0HH, the registered office of the Company, Monday to Friday (public holidays excepted) from the date of this Notice. They will also be available at the place of the Meeting, QEII Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, from 10:45am on Thursday 17 May 2018 until the conclusion of the Meeting:

—	copies of the service contracts between the Prudential Group and the Executive Directors;
—	copies of the letters of appointment and terms and conditions of appointment between the Company and the Chairman and the Company and the Non-executive Directors; and

—	copies of the proposed New Articles of Association of the Company, and a copy of the New Articles of the Company marked to show all the changes being proposed to the Current Articles of the Company in resolution 29.

The above documents will also be displayed at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong.

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a cash dividend mandate form. Alternatively, shareholders may download the form from www.shareview.co.uk/4/Info/Portfolio/ Default/en/Home/Shareholders/ Documents/MandateForm.pdf

If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by Equiniti which enables your dividends to be paid in local currency direct to your bank account. To obtain further information about this service please contact Equiniti on the number above or alternatively visit www.shareview.co.uk/4/Info/Portfolio/ Default/en/Home/Shareholders/Pages/ Overseas-Payment-Service.aspx

18	Prudential plc Notice of Annual General Meeting 2018	www.prudential.co.uk

2017 Second interim dividend timetable
The timetable for the 2017 second interim dividend is as follows:
2017 second interim dividend	Shareholders registered on the UK register and Hong Kong and Irish branch registers	Holders of US American Depository Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	29 March 2018	–	29 March 2018
Record date	3 April 2018	3 April 2018	3 April 2018
Payment date	18 May 2018	On or about 25 May 2018	On or about 25 May 2018

Cash dividend alternative

The Company operates a Dividend Reinvestment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available at www.shareview.co.uk/4/Info/Portfolio/ default/en/home/shareholders/Pages/ ReinvestDividends.aspx

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company’s website. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or Form of Proxy. The option to receive shareholder documents electronically is not available to shareholders holding shares through CDP.

How to manage shareholdings

Information on how to manage shareholdings can be found at help. shareview.co.uk. The pages at this web address provide the following:

—	answers to commonly asked questions regarding shareholder registration;

—	links to downloadable forms, guidance notes, and Company history fact sheets;

—	a choice of contact methods – via email, phone, or post.

If the answer to a question is not included in the information provided, shareholders can send enquires via secure email from these pages. A form will need to be completed, together with a shareholder reference number, name, address and email address, if desired.

Corporate Sponsored Nominee account

Prudential now offers a Corporate Sponsored Nominee account (CSN) that will allow shareholders based in the EEA to hold their Prudential shares in an electronic format. Further information on the CSN can be found at www.shareview.co.uk

To join the CSN simply contact Equiniti on 0371 384 2035 for a transfer form. Complete and return it with your share certificates to the address stated on the form.

Further information, including the full terms and conditions, can be found online at www.shareview.co.uk/info/csn or alternatively you can speak to someone at Equiniti on 0371 384 2035.

Share dealing services

The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address opposite or telephone 0371 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0345 603 7037 between 8.30am and 5.30pm London time, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudential.co.uk/investors/ shareholder-information/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

Irish branch register

The Company operates a branch register for shareholders in Ireland. All enquiries regarding Irish branch register accounts should be directed to Link Asset Services, Link Registrars Limited, PO Box 7117, Dublin 2. Telephone: + 353 1 553 0050.

Hong Kong branch register

The Company operates a branch register for shareholders in Hong Kong. All enquiries regarding Hong Kong branch register accounts should be directed to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JPMorgan Chase, the authorised depositary bank, at JPMorgan Chase Bank, N.A, PO Box 64504, St. Paul, MN 55164-0504, USA. Telephone General +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com

Singapore shareholder enquiries

Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 9 North Buona Vista Drive, #01-19/20, The Metropolis, Singapore 138588. Telephone +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

www.prudential.co.uk	Notice of Annual General Meeting 2018 Prudential plc	19

Prudential public limited company

Incorporated and registered in

England and Wales

Registered office

Laurence Pountney Hill

London EC4R 0HH

Registered number 1397169

Principal place of business

in Hong Kong

13th Floor

One International Finance Centre

1 Harbour View Street

Central

Hong Kong

www.prudential.co.uk

Prudential plc is a holding company,

subsidiaries of which are authorised and

regulated, as applicable, by the

Prudential Regulation Authority and

the Financial Conduct Authority.

COMPANY NO. 1397169

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PRUDENTIAL PUBLIC LIMITED COMPANY

(adopted by a special resolution passed on [17] May 2018)

Preliminary

Exclusion of other regulations	1.

No regulations or articles set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the Company.

Definitions	2.	In these Articles, except where the subject or context otherwise requires:

		Act means the Companies Act 2006 including any modification or re-enactment of it for the time being in force;

		address, includes any number or address used for the purposes of sending or receiving documents or information by electronic means;

		Articles means these articles of association as altered from time to time by special resolution;

		auditors means the auditors of the Company;

the Bank of England base rate means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998;

		the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

		clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the Company;

		Company means Prudential public limited company;

director means a director of the Company;

electronic platform means any form of electronic platform and includes, without limitation, website addresses, application technology and conference systems;

employees’ share scheme has the meaning given by section 1166 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or some other event which gives rise to the transmission of the share by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

hybrid general meeting means a general meeting held at a physical location where simultaneous participation is enabled via an electronic platform(s);

legislation means every statute (and any orders, regulations or other subordinate legislation made under it) applying to the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

ordinary shareholder means in relation to an ordinary share the member whose name is entered in the register as the holder of that ordinary share;

ordinary shares means the ordinary shares of 5p each in the capital of the Company;

paid means paid or treated (credited) as paid;

place means, in relation to a general meeting, the place of a physical meeting and (in the case of a hybrid general meeting) the electronic platform(s) specified by the board in relation to such hybrid general meeting and, where relevant, references to the place of a general meeting include any combination of two or more such places;

physical general meeting means a general meeting that is not a hybrid general meeting;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 778(3) of the Act;

register means the register of members of the Company;

seal means any common or official seal that the Company may be permitted to have under the Companies Acts;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

subsidiary undertaking shall be construed in accordance with section 1162 of the Act;

the uncertificated securities rules means any provision of the Companies Acts relating to the holding, evidencing of title to, or transfer of uncertificated shares and any legislation, rules or other arrangements made under or by virtue of such provision;

uncertificated share means a share in the capital of the Company title to which is recorded on the register and which may, by virtue of the uncertificated securities rules, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction	3.	References to a document include, unless the context otherwise requires, references to documents sent or received by electronic means.

References in these Articles to a document being “signed” or to “signature” include references to its being signed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the legislation. References to an instrument mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic form.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being sent or given to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and sending and giving shall be construed accordingly.

References to writing mean the representation or reproduction of words, symbols or other information in a visible and non-transitory form by any method or combination of methods, whether comprised in electronic form or otherwise, and written shall be construed accordingly.

References to a person being present at or attending a general meeting means present at a physical meeting or participating via the electronic platform(s) specified by the board in relation to that meeting, and references to absence and refuse entry shall be read accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in legislation in force when these Articles are adopted will have the same meaning in these Articles, unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the uncertificated securities rules have the same meaning as in the uncertificated securities rules unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

		Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word board in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Limited Liability

Limited Liability	4.	The liability of the members of the Company is limited to the amount, if any, unpaid on the shares in the Company held by them.

Change of name

Change of name	5.	The Company may change its name by resolution of the board.

Share Rights

Share Rights	6.

Subject to the special rights attached to Preference Shares and to any special rights which are or may be attached to any other class of shares (i) the profits of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend amongst the holders of the ordinary shares and (ii) on a winding up or liquidation, voluntary or otherwise, the residue, if any, of the surplus assets of the Company available for distribution amongst the members shall belong to the holders of the ordinary shares and be divided amongst them in proportion to the amounts paid up or credited as paid up on such shares held by them respectively.

The Company may issue preference shares pursuant to any authority granted to the directors, which are denominated in either Sterling with a nominal value of 1 pence (“Sterling Preference Shares”) or US dollars with a nominal value of $0.01 (“Dollar Preference Shares”) or Euros with a nominal value of €0.01 (“Euro Preference Shares” and together with the Sterling Preference Shares and the Dollar Preference Shares the “Preference Shares”) in one or more series with such rights or subject to such restrictions as the board may determine and as provided below:

		(a) Dividend rights of the Preference Shares

		The rights to dividends conferred by each series of each class of Preference Shares shall be determined by the board prior to the date on which such shares are allotted.

		(b) Capital rights of the Preference Shares

The rights to a return of capital or to share in the surplus assets of the Company available for distribution amongst the members on a winding up or liquidation conferred by each series of each class of Preference Shares shall be determined by the board prior to the date on which such shares are allotted.

(c) Rights of the Preference Shares to attend and vote at Meetings

The rights of the holders of each series of each class of Preference Shares to attend at General Meetings of the Company, to speak at such General Meetings or vote on any Resolution proposed at such General Meetings shall be determined by the board prior to the date on which such shares are allotted.

(d) Redemption

Unless the board shall, prior to the allotment of any series of any class of Preference Shares, determine that such series shall be non-redeemable, each series of each class of Preference Shares shall, be redeemable on such terms and conditions and in such manner as shall be determined by the board prior to the date on which such shares are allotted.

(e) Purchase

(i)   Subject to the provisions of the Companies Acts and any other applicable laws, the Company may at any time and from time to time purchase any Preference Shares upon such terms as the board shall determine.

(ii)    Upon the purchase of any Preference Share the nominal amount of such share comprised in the capital of the Company shall thereafter be reclassified as a Preference Share (of the same class as the Preference Share so purchased) without any further resolution or consent being required.

(f) Restriction on capitalisation

If so determined by the board prior to the date of allotment of any series of Preference Shares, save with the written consent of the holders of three-quarters in nominal value of, or the sanction of a special resolution passed at a separate General Meeting of the holders of, such series of Preference Shares, the board shall not, pursuant to Article 169, capitalise any part of the amounts available for distribution and referred to therein if after such capitalisation the aggregate of such amounts would be less than such multiple, if any, as may be determined by the board prior to the date of allotment of such series of Preference Shares, of the aggregate amount of the dividends (exclusive of any associated tax credit) payable in the twelve month period following such capitalisation on the Preference Shares of such series then in issue and any other Preference Shares then in issue expressed to rank pari passu therewith as regards participation in profits.

(g) Priority

(i)   `Except as may be determined otherwise by the board prior to the date of allotment of any series of any class of Preference Shares, save with the written consent of the holders of three-quarters in nominal value of, or the sanction of a special resolution passed at a separate General Meeting of the holders of, such series of such class of Preference Shares, the board shall not authorise or create, or increase the amount of, any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company (other than on a redemption or purchase by the Company of any such shares) in priority to such series of such class of Preference Shares;

(ii)    The special rights attached to any series of any class of Preference Shares allotted or in issue shall not (unless otherwise provided by their terms of issue) be deemed to be varied by the creation or issue of any new Shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with or after such Preference Shares. Any new Shares ranking pari passu with such Preference Shares in some or all respects may without their creation or issue being deemed to vary the special rights attached to any Preference Share then in issue either carrying rights identical in all respects with such Preference Shares or any of them or rights differing therefrom in any respect, including, but without prejudice to the generality of the foregoing, in that:

(A) the rate of or means of calculating the dividend may differ and the dividend may be cumulative or non-cumulative;

(B) the new Shares or any series thereof may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(C) the new Shares may be denominated in Sterling or in any Foreign Currency;

(D) a premium may be payable on return of capital or there may be no such premium;

(E)   the new Shares may be redeemable at the option of the holder or of the Company, or may be non-redeemable and if redeemable at the option of the Company, they may be redeemable at different dates and on different terms from those applying to the Preference Shares; and

(F)   the new Shares may be convertible into ordinary shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

Shares with special rights	7.

Without prejudice to any rights attached to any existing shares or class of shares, any share may be issued in one or more series with or have attached to it or be subject to such rights or restrictions whether with regard to dividend, voting, attendance at meetings, return of capital, the terms, conditions and manner of redemption, purchase by the Company or otherwise, as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. Such rights and restrictions shall apply to the relevant shares as if the same were set out in these Articles.

Uncertificated shares	8.

Subject to the provisions of the uncertificated securities rules, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares	9.	Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

		(a) is held in uncertificated form; or

		(b) is permitted in accordance with the uncertificated securities rules to become a participating security.

Exercise of Company’s entitlements in respect of uncertificated share	10.

Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the uncertificated securities rules or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the uncertificated securities rules, these Articles and the facilities and requirements of the relevant system:

(a)   to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b)   to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c)    to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

		(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the uncertificated securities rules; and

(e)   to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Share dealing powers	11.

Subject to any resolution of the Company in general meeting and to any provision of these Articles the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise deal with or dispose of shares in the Company to such persons on such terms and conditions, including consideration and at such times as it thinks fit.

Redeemable shares	12.

Subject to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and conditions and in such manner as shall be determined by the board prior to the date on which such shares are allotted. Such terms and conditions shall apply to the relevant shares as if the same were set out in these Articles.

Commissions	13.

The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts in connection with the issue of any shares or the sale for cash of treasury shares, provided that the rate of commission may be equal to but shall not exceed the rate of 10 per cent. of the price at which the shares in respect of which the commission is paid or agreed to be paid are issued. Any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or other securities or partly in one way and partly in the other.

Trusts not recognised	14.

The Company will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or any part of a share, may not be owned outright by the registered owner (for example, where a share is held by one person as a nominee or otherwise as a trustee for another person) is not of any concern to the Company. This applies even if the Company knows about the ownership of the share. The only exceptions to this are where the rights of the kind described are expressly given by these Articles or are of a kind which the Company has a legal duty to recognise.

Variation of rights

When rights deemed to be varied	15.

If at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

		(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b)   the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

		but shall not be deemed to be varied by:

		(a) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(b)   the Company permitting, in accordance with the uncertificated securities rules, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

Share certificates

Members’ rights to certificates	16.

Every member, on becoming the holder of any certificated share (except where the holding of shares is in uncertificated form or via a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

		(a) be executed under the seal or otherwise in accordance with Article 152, in such manner

		as the board may determine in accordance with Article 152 or in such other manner as the board may approve; and

		(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates	17.

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

Lien

Company to have lien on shares	18.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale	19.

The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale	20.

To give effect to that sale the board may authorise any person to sign an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds	21.

The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (on surrender to the Company for cancellation of the certificate in respect of the share sold and, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

Calls on shares

Power to make calls	22.

Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time determined for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even

		if the shares in respect of which the call was made are subsequently transferred.

Time when call made	23.	A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders	24.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable	25.

If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate determined by the terms of allotment of the share or in the notice of the call or, if no rate is determined, the rate determined by the board, not exceeding the Bank of England base rate by more than five percentage points, but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls	26.

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls	27.

Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance	28.

The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) the Bank of England base rate by more than five percentage points.

Forfeiture and surrender

Notice requiring payment of call	29.

If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance	30.

If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. An entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares	31.

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the board may authorise any person to sign an instrument of transfer of the share to that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture	32.

A person shall cease to be a member in respect of any share which has been forfeited and shall surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount, from the date of forfeiture until payment, at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding the Bank of England base rate by more than five percentage points. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender	33.

The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights	34.

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender	35.

A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the signing of an instrument of transfer if necessary) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Transfer of shares

Form and signing of transfer of certificated share	36.

The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such shares until the name of the transferee is entered into the register in respect thereof. An instrument of transfer need not be under seal.

Transfers of partly paid shares	37.

The board may refuse to register the transfer of a share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares	38.	The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a)   is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

		(b) is in respect of only one class of shares; and

		(c) is in favour of not more than four transferees.

Invalid transfers of uncertificated shares	39.

The board may also refuse to register the transfer of an uncertificated share in the circumstances set out in the uncertificated securities rules or in the event that the proposed transfer is in favour of more than four joint holders.

Transfers by recognised persons	40.

In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register	41.

If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

	42.

For the purposes of these Articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers to refuse to give effect to such a renunciation as if it were a transfer.

No fee payable on registration	43.	No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers	44.

The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

Transmission of shares

Transmission	45.

If a member dies, the survivor or survivors (where he was a joint holder) and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted	46.	A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall sign an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the signing of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required	47.

The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission	48.

A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 46, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 161. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

Alteration of share capital

Rights on sub-division	49.

Any resolution authorising the Company to sub-divide its shares, or any of them, into shares of smaller amount may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or other right or be deferred or be subject to any restriction as compared with the others.

New shares subject to these Articles	50.	All shares created by a resolution pursuant to Article 49 shall be:
		(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

		(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising	51.

Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to sign an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the

		application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

General meetings

Convening general meetings	52.

The board shall determine whether a general meeting is to be held as a physical general meeting or as a hybrid general meeting. The board may call general meetings whenever and at such times and places as it shall determine.

Notice of general meetings	53.

The board shall specify in the notice calling the general meeting whether the meeting will be a physical general meeting or a hybrid general meeting. Such notice shall also specify the time, date and place of the general meeting (including, in the case of a hybrid general meeting, the relevant electronic platform(s)).

General meetings at more than one place	54.

The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at another place anywhere in the world designated by the directors as a satellite meeting place. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

		(a) participate in the business for which the meeting has been convened;

(b)   hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

		(c) be heard and seen by all other persons so present in the same way.

		The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Hybrid general meetings	55.

Without prejudice to Article 54, the board may resolve to enable persons entitled to attend a hybrid general meeting to do so by simultaneous attendance by electronic means on the electronic platform(s) and pursuant to the arrangements specified in the notice of general meeting. The members or their proxies present shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the hybrid general meeting to ensure that members attending the hybrid general meeting who are not present together at the same place may, by electronic means, attend and speak and vote at it. The board may make arrangements for any documents which are required to be made available to the meeting to be accessible electronically to members or their proxies.

Interruption or adjournment where facilities inadequate	56.	If it appears to the chairman of the general meeting that
		(a) the facilities at the principal meeting place or any satellite meeting place, and/or
		(b) (in the case of a hybrid general meeting) the electronic platform(s), facilities or security,

have become inadequate for the purposes referred to in Articles 54 and 55, then the chairman may in his absolute discretion, without the consent of the meeting, interrupt or adjourn the general meeting and/or, in the case of a hybrid general meeting, change the electronic platform(s). All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 71 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings	57.

The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending any such venue shall, unless the general meeting is being held as a hybrid general meeting and they are properly attending such hybrid general meeting by electronic means in accordance with Article 55, not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the physical general meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Article 57 arrangements	58.

Notices of general meetings shall include details of any arrangements made for the purpose of Article 57 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

Controlling level of attendance at physical general meetings	59.

The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 57 (including without limitation the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 57. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place/ electronic platform and/or time of meeting	60.

If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold

		(a) a physical general meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 54 applies) or

		(b) in the case of a hybrid general meeting, to simultaneously hold the hybrid general meeting on the electronic platform(s) specified in the notice,

		and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 54 or 55 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 54 or 55 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a)   no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or electronic platform and/or at the original time; and

(b)   a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 88(a) or, if contained in an electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 88(a), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate	61.

For the purposes of Articles 54, 56, 57, 58 and 60, in relation to physical general meetings, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

	62.

For the purposes of Articles 55, 56, 57 and 60 in relation to hybrid general meetings, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a poll, be represented by proxy and have access (including electronic access) to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc.	63.

The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security at general meetings	64.

The board and/or the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

Security at hybrid general meetings	65.	In the case of hybrid general meetings, the board and/or the chairman may make any arrangement and impose any requirement or restriction as is:

		(a) necessary to ensure the identification of those taking part and the security of the electronic communication, and

		(b) proportionate to those objectives.

		In this respect, the Company is able to authorise any voting application, system or facility for hybrid general meetings as it sees fit.

Proceedings at general meetings

Quorum	66.

No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present	67.

If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time (being not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) and place as the chairman of the meeting may determine. If, at the adjourned meeting a quorum is not present after five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) the meeting shall be dissolved.

Chairman	68.

The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman. Where a general meeting is called to investigate the conduct of any specified person that person shall be disqualified from presiding as chairman thereat.

Directors entitled to speak	69.

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman’s powers	70.

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman’s power to adjourn a meeting conferred by Article 56), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

		(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

		(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

		(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures	71.

Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 88(a) or by means of an instrument which, if delivered (including by electronic means) by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 88(a). If the continuation of an adjourned meeting is to take place three months or more after it was adjourned, notice of the adjourned meeting shall be given as in the case of the original meeting. Except where these Articles otherwise require, it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions	72.

If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been received by the Company, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting	73.

A resolution or any question put to the vote of a physical general meeting shall be decided on a show of hands unless the Company’s intention to call a poll on the resolution is stated in the notice to the general meeting or, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

		(a) the chairman of the meeting; or

		(b) at least five members present in person or by proxy having the right to vote on the resolution; or

		(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(d)   any member or members present in person or by proxy holding shares conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A resolution put to the members at a hybrid general meeting shall be voted on by a poll in such manner as the board and/or the chairman of the meeting in their sole discretion deems appropriate for the purposes of the meeting.

Declaration of result	74.	Unless, in the case of a physical general meeting, a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for poll	75.

The demand for a poll in the case of a physical general meeting may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll	76.

Subject to Article 77, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and determine a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken	77.

A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded at a physical general meeting before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll	78.

No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Votes of members

Right to vote	79.

Members who are present at a general meeting and duly appointed proxies present at a general meeting can vote on a show of hands. They will have one vote each. On a poll, every member present in person or by proxy will have one vote for every share he holds.

This is subject to any special rights or restrictions as to voting which are given to any shares or upon which any shares may be held at the relevant time, and to these Articles. This includes, but is not limited to, the rights of holders of Preference Shares as determined pursuant to Article 6(c).

		If a member or his duly appointed proxy present at a general meeting votes on a poll, he does not have to use all of his votes or cast all his votes in the same way.

Votes of joint holders	80.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity	81.

A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been received by the Company, or at another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears	82.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Errors in voting	83.

If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting	84.

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive. The Company shall not be obliged to ascertain whether a proxy or representative of a corporation has voted in accordance with a member’s instructions and the failure of a proxy or representative so to do shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution.

Voting: additional provisions	85.	On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

Proxies and corporate representatives

Appointment of proxy: signing	86.

The appointment of a proxy shall be in writing and shall be signed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be signed by the appointor or his attorney or, if the appointor is a corporation, signed by a duly authorised officer, attorney or other authorised person or under its common seal. If the board so determines for the purpose of this Article and Articles 87, 88, 89, and 90, a proxy appointment in electronic form need not comprise writing and need not be signed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment	87.	The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

		(a) by means of an instrument; or

		(b) sent by electronic means to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

The board may, if it thinks fit, at the Company’s expense send forms of proxy for use at the meeting and issue invitations by electronic means to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. If a member appoints more than one proxy and the proxy forms appointing those proxies would give those proxies the apparent right to exercise votes on behalf of the member in a general meeting over more shares than are held by the member, then each of those proxy forms will be invalid and none of the proxies so appointed will be entitled to attend, speak or vote at the relevant general meeting.

Delivery/receipt of proxy appointment	88.	Without prejudice to Article 60(b) or to the second sentence of Article 71, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

        not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 60) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment made by electronic means, where an address has been specified by or on behalf of the Company for the purpose of receiving appointment of proxies by electronic means:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation sent by electronic means to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c)    in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d)   in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

		The board may at its discretion determine that in calculating the periods mentioned in this Article no account shall be taken of any part of a day that is not a working day.

Receipt of authority	89.	Where the appointment of a proxy is expressed to have been or purports to have been signed by a person on behalf of the holder of a share:

		(a) the Company may treat the appointment as sufficient evidence of the authority of that person to sign the appointment on behalf of that holder;

(b)   that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been signed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c)    whether or not a request under Article 89(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to sign the appointment on behalf of that holder and may treat the appointment as invalid.

Validity of proxy appointment	90.

A proxy appointment which is not delivered or received in accordance with Article 88, or in respect of which Article 89 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after twelve months, if it was valid for the original meeting. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was received last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was received last, none of them shall be treated as valid in respect of that share. Any question as to whether a proxy appointment has been validly delivered or received which is unresolved at the commencement of a general meeting shall be referred to the chairman whose decision shall be final and conclusive. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided in these Articles, but because of a technical problem it cannot be read by the recipient.

Rights of proxy	91.

The proxy appointment shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Revocation of authority	92.

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence not later than the last time at which an appointment of proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 88(a) or delivered in electronic form to the address (if any) specified by or

		on behalf of the Company in accordance with Article 88(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or by electronic means. For the purpose of this Article, such a notice of determination delivered in electronic form need not comprise writing if the board has determined that the relevant proxy appointment in electronic form need not comprise writing.

Company investigations

Part 22 of the Companies Act 2006	93.

If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Act (a “section 793 notice”) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a “direction notice”) to such member direct that:

(a)   in respect of the shares in relation to which the default occurred (the “default shares”, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b)   where the default shares represent at least  1⁄4 of one per cent. in nominal value of the issued shares of their class (calculated exclusive of any shares of that class held as treasury shares), the direction notice may additionally direct that in respect of the default shares:

		(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 160;

		(ii) no transfer of any default share shall be registered unless:

(A)   the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

		(B) the transfer is an approved transfer; or

		(C) registration of the transfer is required by the uncertificated securities rules.

Copy of notice to interested persons	94.	The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect	95.	Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

		(a) a notice of an approved transfer, but only in relation to the shares transferred; or

		(b) all the information required by the relevant section 793 notice, in a form satisfactory to the board.

Board may cancel restrictions	96.	The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares	97.	The Company may exercise any of its powers under Article 10 in respect of any default share that is held in uncertificated form.

Supplementary provisions	98.	For the purposes of this Article and Articles 93, 94, 95, 96 and 97:

(a)   a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

		(b) the prescribed period is 14 days from the date of service of the section 793 notice; and

		(c) a transfer of shares is an approved transfer if:

		(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 974 of the Act); or

(ii)    the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii)   the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

Section 794 of the Companies Act 2006	99.	Nothing contained in 93, 94, 95, 96 and 97 limits the power of the Company under section 794 of the Act.

Number of directors

Limits on number of directors	100.	Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not fewer than 8 nor more than 20.

Election and retirement of directors

Number of directors to retire	101.	At every annual general meeting any director:
		(a) who has been appointed by the board since the last annual general meeting, or
		(b) who held office at the time of the two preceding annual general meetings and who did not

		retire at either of them, or

		(c) who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting,

		shall retire from office and may offer himself for election/re-election by the members.

When director deemed to be re-elected	102.

If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-elected unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-election of the director is put to the meeting and lost.

Eligibility for election	103.	No person other than a director retiring by rotation shall be elected as a director at any general meeting unless:

		(a) he is recommended by the board; or

(b)   not less than seven nor more than 42 days before the date appointed for the meeting, notice signed by three or more members entitled to attend and vote at the meeting holding between them shares of any class of an aggregate nominal value of at least £10,000 (none of them being the person to be proposed) has been received by the Company of the intention to propose that person for election stating the particulars which would, if he were so elected, be required to be included in the Company’s register of directors, together with notice signed by that person of his willingness to be elected.

Separate resolutions on election	104.	Except as otherwise authorised by the Companies Acts, the election of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company	105.

The Company may by ordinary resolution elect a person who is willing to act to be a director either to fill a vacancy or as an additional director. The election of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board	106.

The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, determined by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting. If not elected at such general meeting, he shall vacate office at its conclusion.

Position of retiring directors	107.

A director who retires at an annual general meeting may, if willing to act, be re-elected. If he is not re-elected or deemed re-elected, he shall retain office until the meeting elects someone in his place, or if it does not do so, until the end of the meeting or when a resolution to re-elect the director is put to the meeting and lost.

Share qualification	108.

The qualification of every director shall be the beneficial ownership of that number of shares as may from time to time be determined by ordinary resolution at any general meeting of the Company. A director may act before acquiring his qualification but shall in any case unless already qualified acquire the same within one year of his election.

Alternate directors

Power to appoint alternates	109.

Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. An alternate director shall not be required to hold any share qualification.

Alternates entitled to receive notice	110.

An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director	111.

A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates	112.

An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment	113.	An alternate director shall cease to be an alternate director:

(a)   if his appointor ceases to be a director; but, if a director retires but is re-elected or deemed to have been re-elected at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall remain in force as though he had not retired; or

		(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

		(c) if he resigns his office by notice to the Company.

Method of appointment and revocation	114.

Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 109) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice delivered by electronic means, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor	115.

Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

Powers of the board

Business to be managed by board	116.

Subject to these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of these Articles and no such direction or regulation made by the Company in general meeting shall invalidate any prior act of the board which would have been valid if that alteration or the regulation had not been made or the direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights	117.

The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Delegation of powers of the board

Committees of the board	118.

The board may delegate any of its powers to any committee consisting of such directors, or any other person, as the board thinks fit. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. Any person other than a director who the directors co-opt onto any committee may enjoy voting rights in the committee. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying and are not superseded by any conditions made by the board under this Article. Any committee formed to consider the remuneration of the directors shall consist exclusively of non-executive directors.

Local management	119.

The board may from time to time provide for management and transaction of the affairs of the Company in any specified locality whether at home or abroad in such manner as they think fit and the provisions contained in the next Article shall be without prejudice to the general power conferred by this Article.

Local boards etc.	120.

The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may determine their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents	121.

The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title “director”	122.

The board may appoint any person to any office or employment having a designation or title including the word “director” (whether as associate group directors, divisional, departmental, deputy, assistant, local, advisory or otherwise) or attach to any existing office or employment with the Company such a designation or title and may define, vary, limit and restrict the powers, authorities and directions of persons so appointed and may determine their recommendations and duties and, subject to any contract between such a person and the Company, may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

Disqualification and removal of directors

Disqualification as a director	123.	The office of a director shall be vacated and he shall automatically cease to be a member of any committee if:

		(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b)   he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c)    he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(d)   an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(e)   a registered medical practitioner who is treating him gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(f)  he resigns his office by written notice received by the Company or if he tenders his resignation in writing to the board and the board resolves to accept it or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 106; or

		(g) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any)

		has not attended in his place during that period and the board resolves that his office be vacated;

(h)   he is requested to resign by a notice in writing signed by no fewer than three-quarters of the other directors received by the Company. Such a request can consist of several documents in the same form signed by one or more directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that signature by either shall be sufficient;

(i)   he is removed from office by a resolution of the board passed at a meeting of the board at which every director is present (other than the holder of the office to be vacated) and in respect of which no fewer than three-quarters of the other directors have voted in favour. In calculating the number of directors who are required to pass such a resolution, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose;

		(j) he ceases to hold the required amount of shares to qualify him for office or does not (unless already qualified) acquire the same within one year after election or appointment;

(k)    without the approval of the board he is or becomes a director, auditor or other officer of any company carrying on business similar to that carried on by the Company or any subsidiary of the Company and the board resolves that his office be vacated; or

(l)   being the holder of any other office or place of profit under the Company or under any subsidiary of the Company he vacates or is removed from that office or place of profit for any reason and the board passes a resolution or signs a notice in accordance with paragraph (h) or (i) above that his office of director be vacated.

Power of Company to remove director	124.

The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). Special notice must be given of any resolution to remove a director in accordance with this Article but no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, elect another person in place of a director removed from office in accordance with this Article. Any person so elected shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is elected was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

Remuneration of non-executive directors

Ordinary remuneration	125.	The ordinary remuneration of the directors who do not hold executive office for their services shall be such amount as the board may from time to time determine and shall be divided among the

		non-executive directors in such proportion or manner as the board may determine.

Additional remuneration for special services	126.

Any director who does not hold executive office and who by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 125) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

Directors’ expenses

Directors may be paid expenses	127.

The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties. The Company may also fund a director’s expenditure and that of a director of any subsidiary of the Company for the purposes permitted under the Companies Acts and may do anything to enable a director or a director of any subsidiary of the Company to avoid incurring such expenditure as provided in the Companies Acts.

Executive directors

Appointment to executive office	128.

The board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

	129.

Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the Board	130.

The emoluments of any director holding executive office for his services as such shall be determined by the board or a remuneration committee established by the board for this purpose, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

Directors’ interests

Conflicts of interest requiring board authorisation	131.

(a)   The board may, subject to the quorum and voting requirements set out in this Article, authorise any matter which would otherwise involve a director breaching his duty under the Companies Acts to avoid conflicts of interest (“Conflict”).

(b)   A director seeking authorisation in respect of a Conflict shall declare to the board the nature and extent of his interest in a Conflict as soon as is reasonably practicable. The director shall provide the board with such details of the relevant matter as are necessary for the board to decide how to address the Conflict together with such additional information as may be requested by the board.

(c)    Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter the subject of a Conflict. Such proposal and any authority given by the board shall be effected in the same way that any other matter may be proposed to and resolved upon by the board under the provisions of these Articles save that:

(i) the relevant director and any other director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority; and

(ii)    the relevant director and any other director with a similar interest may, if the other members of the board so decide, be excluded from any board meeting while the Conflict is under consideration.

(d) Where the board gives authority in relation to a Conflict, or where any of the situations described in Article 132(b) apply in relation to a director (“Relevant Situation”):

(i)   the board may (whether at the time of giving the authority or subsequently) (a) require that the relevant director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the board or otherwise) related to the Conflict or Relevant Situation; and (b) impose upon the relevant director such other terms for the purpose of dealing with the Conflict or Relevant Situation as it may determine;

(ii) the relevant director will be obliged to conduct himself in accordance with any terms imposed by the board in relation to the Conflict or Relevant Situation;

(iii)   the board may provide that where the relevant director obtains (otherwise than through his position as a director of the Company) information that is confidential to a third party, the director will not be obliged to disclose that information to the Company, or to use or apply the information in relation to the Company’s affairs, where to do so would amount to a breach of that confidence;

(iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(v) the board may revoke or vary such authority at any time but this will not affect

		anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

Other conflicts of interest	132.

(a)   If a director is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must declare the nature and extent of that interest to the directors in accordance with the Companies Acts.

		(b) Provided he has declared his interest in accordance with paragraph (a), a director may:

		(i) be party to, or otherwise interested in, any contract with the Company or in which the Company has a direct or indirect interest;

(ii)    hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the board may decide;

		(iii) act by himself or through a firm with which he is associated in a professional capacity for the Company or any other company in which the Company may be interested (otherwise than as auditor);

(iv)   be or become a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise be interested in any holding company or subsidiary company of the Company or any other company in which the Company may be interested; and

(v)    be or become a director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

Benefits	133.

A director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the Company for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under Article 131(a) or permitted under Article 132(b) and no contract shall be liable to be avoided on the grounds of a director having any type of interest authorised under Article 131(a) or permitted under Article 132(b).

Quorum and voting requirements	134.

(a)   A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

(b)   Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum has a Relevant Interest in it.

(c)    A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters:-

(i)   the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii)    the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the giving to him of any other indemnity where all other directors are also being offered indemnities on substantially the same terms;

(iv)   the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v)    where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vii)   any contract concerning any other company (not being a company in which the director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii)  any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(d)   In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(e) Where a company in which a director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract.

(f)  If any question shall arise at any meeting of the board as to the interest of a director (other than the chairman of the meeting) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of the director’s interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(g)   Subject to these Articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to these Articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

General	135.

(a) References in these Articles to

(i) a contract include references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and

(ii) a conflict of interest include a conflict of interest and duty and a conflict of duties.

(b)   A Relevant Interest means an interest in one per cent. or more of any class of the equity share capital of a company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that

		company if and so long as the director is to his knowledge (either directly or indirectly) the holder of or beneficially interested in such interest.

		(c) The Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any contract not properly authorised by reason of a contravention of these Articles.

Proceedings of the board

Convening meetings	136.

Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary (or one of the secretaries if there be more than one) at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent by electronic means to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. It shall not be necessary to send notice of a board meeting to a director who is for the time being absent from his last known address or such other address (if any) for the time being notified by him or on his behalf to the Company and who has provided no forwarding address or who, having provided such address, cannot be contacted after reasonable attempts to do so. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any communication by electronic means pursuant to this Article need not comprise writing if the board so determines.

Quorum	137.

The quorum for the transaction of the business of the board may be determined by the board and unless so determined at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum	138.

The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number determined to be the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman	139.

The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board	140.

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing	141.

A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

		(a) a resolution may be by means of an instrument or a communication in electronic form sent to such address (if any) for the time being notified by the Company for that purpose;

		(b) a resolution may consist of several instruments or communications in electronic form, each signed by one or more directors, or a combination of both;

		(c) a resolution signed by an alternate director need not also be signed by his appointor; and

		(d) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone etc.	142.

Without prejudice to the first sentence of Article 136, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephone) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word meeting in these Articles shall be construed accordingly.

Borrowing powers

Power to borrow	143.

The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Borrowing limit	144.

The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings, only so far as by the exercise of such rights or powers of control the board can secure) that, save with the previous sanction of an ordinary resolution and subject as provided below, no money shall be borrowed if the principal amount outstanding of all Borrowings by the Company and its subsidiary undertakings (if any), then exceeds, or would as a result of such borrowing exceed, an amount equal to the aggregate of the Share Capital and Consolidated Reserves and one tenth of the Insurance Funds of the Company and each of its subsidiary undertakings as shown in the Audited Consolidated Balance Sheet.

Persons dealing with the Company	145.

No person dealing with the Company shall be concerned to see or enquire whether the restriction imposed by Article 144 is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time

		when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

Determining whether limit breached	146.

A determination by the auditors as to the amount of Borrowings or the amount of the Share Capital and Consolidated Reserves or to the effect that the limit imposed by Article 144 has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of Article 144. Nevertheless for the purposes of Article 144 the board may at any time act in reliance on a bona fide estimate of the amount of the Borrowings or Share Capital and Consolidated Reserves.

Definitions	147.	For the purposes of this Article and Articles 143 to 146:

Audited Consolidated Balance Sheet means the most recent audited consolidated balance sheet of the Company prepared in accordance with the Companies Acts dealing with the state of affairs of the Group;

The Company may from time to time change the accounting convention on which the audited consolidated balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts. If the Company should prepare its main audited consolidated balance sheet on the basis of one convention, but a supplementary audited consolidated balance sheet on the basis of another, the main audited consolidated balance sheet shall be taken as the audited consolidated balance sheet;

Borrowings means the aggregate amount of all liabilities of the Group which in accordance with the accounting bases and principles of the Group are treated as borrowings in the Audited Consolidated Balance Sheet of the Group or which are determined by the directors to have the character of borrowed money but:

		(a) adjusted as appropriate in respect of any variation to borrowings since the date of the latest Audited Consolidated Balance Sheet as determined by the board;

		(b) making such other adjustments (if any) as the directors of the Company consider appropriate;

		(c) shall be deemed not to include the following:

		(i) borrowings incurred in connection with the investment assets held in respect of Insurance Funds;

		(ii) moneys deposited with the Company or any of its subsidiary undertakings in connection with insurance business or with any staff saving scheme;

(iii)   amounts secured by policies, guarantees, indemnities, bonds or contracts issued or given by the Company or any of its subsidiary undertakings in the course of its business as an insurance company;

(iv)   moneys deposited with, borrowings made by or amounts secured by guarantees, indemnities, bonds or contracts issued or given by the Company or any of its subsidiary undertakings in connection with the business of banking or deposit taking;

(v) without prejudice to the generality of sub-paragraph (c)(iv), the borrowings of any subsidiary undertaking the shares of which are listed on any Stock Exchange;

(vi) borrowings attributable to any undertaking the Company’s interest in which is equity accounted in the Audited Consolidated Balance Sheet;

(vii) any intra-Group borrowings; and

(viii)  any indebtedness for borrowed money incurred in respect of which the person to whom such indebtedness is owed has no recourse whatsoever to the issuer or any member of the Group, other than recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) directly or indirectly attributable to specified assets or contracts (or a specified class of asset or contract) or the profits or regulatory surplus emerging from specified assets or contracts (or a specified class thereof);

borrowings expressed in a currency other than sterling shall be converted into sterling as follows:

(d) as regards a borrowing shown as outstanding in whole or in part in the then latest Audited Consolidated Balance Sheet, at the rate of exchange adopted for the purpose of that balance sheet;

(e)   as regards other borrowings (that is to say those borrowings no part of which was outstanding at the date of the relevant balance sheet) at the rates of exchange ruling in London at the close of business on the date upon which they were incurred; but so that

(f) an overdraft or other borrowing on current account expressed in a currency other than sterling shall be converted:

(i) if at the date of the relevant balance sheet any amount was outstanding on that overdraft or current account, at the rates indicated in clauses (i) or (ii) above; and

(ii)    if no such amount was then outstanding at the rates of exchange ruling in London at the close of business on the date upon which, since the date of such balance sheet, the overdraft or current account was first in debit, notwithstanding, in either case, its subsequent repayment and a later borrowing on the same account;

Group means the Company and its subsidiary undertakings;

Insurance Funds means the technical provisions maintained by the Group in respect of insurance and investment contracts and any unallocated surplus in respect of the Group’s long term insurance business;

Share Capital and Consolidated Reserves means the capital and reserves as shown by the then latest Audited Consolidated Balance Sheet but:

(a)   adjusted as may be appropriate in respect of (i) any subsequent variation in the paid up share capital or share premium account of the Company, and so that for this purpose if the Company has issued any shares for cash and the issue has been underwritten then the amount (including any premium) of the subscription moneys (not being moneys payable later than three months after the date of the allotment) shall be deemed to have been paid up at the date when the underwriting became unconditional; (ii) any companies which since the date of such balance sheet have become or have ceased to be subsidiary undertakings; and (iii) any companies which will become or cease to be subsidiary undertakings as a result of the transaction in relation to which the calculation falls to be made;

(b)   after making an appropriate deduction in respect of any distribution other than to the Company or another subsidiary undertaking out of profits earned prior to the date of such balance sheet and not provided for therein;

(c)    deducting any amounts attributable to goodwill or other intangible assets shown as such in the latest Audited Consolidated Balance Sheet (such as, but not limited to, the present value acquired in-force long term business and present value future margins relating to advances from insurers);

		(d) excluding any amounts set aside for taxation and any amounts attributable to minority interests in subsidiary undertakings;

		(e) deducting a sum equivalent to any debit balance on profit and loss account;

		(f) after making such other adjustments (if any) as the directors may consider appropriate; and

(g)   excluding the effect on the reserves of the Company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standard; and

		Sterling means the lawful currency of the United Kingdom and the certificate of the auditors as to any relevant rate of exchange shall be conclusive and binding.

Gratuities, pensions and insurance

Gratuities and pensions	148.

Without prejudice to the general powers conferred by Article 116 and so as not to limit or restrict those powers, the board may, subject to such conditions as they may determine (by establishment of, or maintenance of, schemes or otherwise) establish and support or aid in the establishment of such associations, institutions, clubs, trusts, funds or provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee or ex-employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance	149.	Without prejudice to the provisions of Article 194, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a)   a director, officer, or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

		(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 149(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account	150.

No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to Articles 148 and 149. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Provision for employees	151.

The board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with the Companies Acts.

The seal

Authority required for execution of deed	152.

Any instrument executed under the seal shall be signed by at least one director and the secretary or by at least two directors or by one director in the presence of a witness who attests the signature or by such other person or persons as the board may approve. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. For the purpose of the preceding sentence only, “secretary” shall have the same meaning as in the Companies Acts and not the meaning given to it by Article 2.

Certificates for shares and debentures	153.

The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Registers

Overseas and local registers	154.

Subject to the provisions of the Companies Acts and the uncertificated securities rules, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts	155.	Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:
		(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

		(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

		(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

Dividends

Payment of dividends	156.

The members of the Company may declare a final dividend in accordance with the respective rights of the members by passing an ordinary resolution at a general meeting of the Company. No such dividend may exceed the amount recommended by the directors.

	157.

The directors may at any time and in accordance with the Companies Acts (i) recommend to the shareholders that a final dividend be declared and recommend the amount of any such dividend and (ii) pay a distribution by way of an interim dividend out of the profits of the Company. No such recommendation shall be made or interim dividend paid unless it appears to the directors to be justified by the position of the Company in accordance with the respective rights of the members. If the share capital is divided into different classes, the board may recommend that final dividends be declared, or pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends	158.

Except as otherwise provided by the rights attached to shares, all dividends shall be paid according to the amounts paid up on the shares; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie	159.

The board may at any time and from time to time in its absolute discretion, direct that any dividend may be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the determining of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Extra Shares instead of cash dividend	160.

The directors may in their absolute discretion offer to members (excluding any member holding shares as treasury shares) the right to elect to receive additional shares credited as fully paid (“Extra Shares”) instead of cash in respect of any dividend or any part of any dividend announced and payable in accordance with Articles 156 and 157 subject to the provisions set out below:

(a)   The directors may specify a particular dividend or dividends or all or any dividends to be paid within a specified period or all dividends to be paid until notice is given that such offer is withdrawn.

(b)   The entitlement of each member to Extra Shares shall be such that the value (calculated in accordance with sub-article (c)) of each Extra Share shall be as nearly as possible equal to (but not greater than) the cash amount that the member would have received by way of dividend. No fraction of a share shall be allotted and the directors may make such provision as they think fit for any fractional entitlements including provision:

(i) for the whole or part of the benefit of fractional entitlements to be disregarded or to accrue to the Company; or

(ii)    for the value thereof to be accumulated on behalf of any member, without entitlement to interest and applied subsequently in paying up in full the appropriate number of unissued shares or in payment to such member in cash.

(c)    Extra Shares whensoever allotted shall be allotted at the average of such number of middle market quotations of a share on the London Stock Exchange as the directors may determine (and at such times and by reference to such sources as the directors may determine) during each of at least three consecutive business days determined by the directors on which the shares are quoted ex the relevant dividend.

(d)   The directors, either before or after determining the price and/or basis of allotment, will notify the members in writing of the right of election offered to them and shall send with or following such notice forms of election and specify the procedures to be followed and the place at which the latest date and time by which duly completed forms of election must be received in order to be effective. The directors may permit members to make an election under this Article for more than one dividend.

(e)   The dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the “Elected Shares”), and in lieu thereof Extra Shares shall be allotted to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose the directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve fund) or profit and loss account as the directors may determine a sum equal to the aggregate nominal amount of additional shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis.

(f)  The directors may on any occasion determine that rights of election shall not extend to any members either where the directors believe that the extension of that right may or would involve the contravention of the laws of any territory or for any other reason that the

		directors consider in their absolute discretion appropriate and in such event the foregoing provisions of this Article shall be read and construed subject to such determination.

(g)   The Extra Shares allotted in lieu of any dividend shall rank pari passu in all respects with the fully paid shares in issue at the date of allotment except that they will not be entitled to participate in the relevant dividend or share election in lieu.

Permitted deductions and retentions	161.

The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled	162.	Any dividend or other moneys payable in respect of a share may be paid:
		(a) in cash; or

		(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c)    by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment;

		(d) in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system);or

		(e) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment.

Joint entitlement	163.	If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

		(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

		(b) for the purpose of Article 162, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post	164.	A cheque or warrant may be sent by post:

		(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

		(b) if two or more persons are the holders, to the registered address of either person who is named in the register; or

		(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 180; or

		(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk	165.

Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 162.

Interest not payable	166.	No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends	167.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain due for payment by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member’s new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

Capitalisation of profits and reserves

Power to transfer profits to reserves	168.

The directors may before making any such distribution out of the profits of the Company under Articles 156 and 157 deduct and set aside such sum or sums as they may think fit as a reserve or reserves (including retained earnings) which shall at the discretion of the directors be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may at the like discretion be invested or employed in the business of the Company as the directors may decide. The directors may also without placing the same to any reserve carry forward any profits which they may think it prudent to carry forward.

Power to capitalise	169.	The board may with the authority of an ordinary resolution of the Company:

(a)   subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund (including retained earnings), including without limitation the Company’s share premium account and capital redemption reserve, if any;

(b)   appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c)    apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid and where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e)   where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii)    the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

Record dates

Record dates for dividends etc.	170.	Notwithstanding any other provision of these Articles, the Company or the board may:

(a)   determine any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is recommended, paid or made;

(b)   for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time determined for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time

		specified by virtue of this Article 170(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c)    for the purpose of sending any notice or other document or information pursuant to these Articles, the Companies Acts or other rules and regulations applicable to the Company, determine that the persons entitled to receive such notices, documents or information are those persons entered on the register at the close of business on a day determined by the Company or the board, which day shall not be more than 21 days before the day that such the relevant notice, document or information is sent.

Accounts

Rights to inspect records	171.

No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Notices

Methods of Company sending notice	172.

The Company shall send any notice or other document or information pursuant to these Articles, the Companies Acts or other rules and regulations applicable to the Company to a member by whichever of the following methods it may in its absolute discretion determine:

		(a) personally; or

		(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person’s usual address; or

		(c) by leaving the notice or other document at that address; or

(d)   if the member has agreed (generally or specifically) that the document or information may be sent or supplied using electronic means (and has not revoked that agreement), by sending the notice or other document using electronic means to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose (generally or specifically); or

		(e) in accordance with Article 173; or

		(f) by any other method approved by the board.

Website publication by Company	173.

The Company may also send any notice or other document or information pursuant to these Articles, the Companies Acts or other rules and regulations applicable to the Company to a member by publishing that notice or other document or information on a website where:

(a)   the member has agreed (or is taken to have agreed in accordance with the Companies Acts) to him having access to the notice or document or information on a website (instead of it being sent to him);

		(b) the notice or document is one to which that agreement applies;

		(c) the member is notified, in writing, of:

		(i) the publication of the notice or document on a website;

		(ii) the address of that website;

		(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)   the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

Publication Period	174.	In Article 173 publication period means:

(a)   in the case of a notice of an adjourned meeting pursuant to Article 71 a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in Article 173(c) above is sent or (if later) is deemed sent;

(b)   in the case of a notice of a poll a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in Article 173(c) above is sent or (if later) is deemed sent;

		(c) otherwise, for the applicable notice period specified in these Articles or any applicable provision of the Companies Act; and

		(d) in any other case, a period of not less than 28 days, beginning on the day following that on which the notification referred to in Article 174(c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice	175.

Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

		(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

		(b) by leaving the notice or other document at the office; or

		(c) by sending the notice or other document by electronic means to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders	176.

In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders. Anything to be agreed or specified in relation to any notice, document or other information to be served on or sent or supplied to joint holders may be agreed or specified by any one of the joint holders and the agreement or specification of the senior shall be accepted to the exclusion of that of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names

		stand in the register in respect of the joint holding.

Registered address outside UK	177.

A member whose registered address is not within the United Kingdom, Channel Islands or the Isle of Man and who sends to the Company an address within the United Kingdom, Channel Islands or the Isle of Man at which a notice or other document may be sent to him by instrument, or an address to which a notice or other document may be sent to him by electronic means, shall be entitled to have notices or other documents sent to him at that address, or, where applicable, by making them available on a website and notifying the holder at that address, but otherwise:

		(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b)   without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice	178.

A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications	179.

The board may from time to time issue, endorse or adopt terms and conditions relating to the sending of notices, other documents and proxy appointments by the Company in electronic form to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission	180.

A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose, as authorised by these Articles, for the sending of a notice or other document to a member, addressed to them by name, or by the title of a representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice	181.

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 93 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post	182.

Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in electronic form was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

		(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, the Channel Islands or the Isle of Man, or by a

postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

		(b) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic means	183.

A notice or other document sent by the Company to a member by electronic means shall be deemed sent to the member on the same day on which it was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a hard copy of such notice or other document by post to the member. Any notice, document or other information made available on a website shall be deemed to have been received on the first day of the publication period (as defined in Article 174) or, if later, when a notice of availability is received or deemed to have been received pursuant to this Article.

Notice includes website notification	184.

Except when the subject or context otherwise requires, in Articles 2, 175, 176, 177, 178, 179, 180, 181, 182, and 183, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services	185.

If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom, by electronic means or by making it available on the website, as a result of the suspension or curtailment of postal services in the United Kingdom or of the relevant communication system in the United Kingdom, notice of general meeting may be sufficiently given to the members affected by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post or by electronic means to the persons entitled to receive them or, where applicable, notify the affected members of availability on the website, if at least seven days before the meeting the sending or supply of notices by post, by electronic means or by making it available on a website has again become generally possible.

Untraced members: notices	186.

If on three consecutive occasions notices sent through the post to any member at his registered address or his address for the service of notices have been returned undelivered, or if, after any one such occasion, the board or any committee authorised by the board on their behalf are of the opinion, after making all reasonable enquiries, that any further notices to such member would, if sent as aforesaid, likewise be returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company in respect of his shares and supplied in writing to the transfer office a new registered address or address within the United Kingdom, Channel Islands or the Isle of Man for the service of notices.

	187.

Where a member has been sent a notice, document or other information by the Company otherwise than in hard copy form, the Company will, without charge, send a copy of such notice, document or other information in hard copy form to the member concerned within 21 days after receipt by the Company of a request in writing therefor from such member.

Destruction of documents

Power of Company to destroy documents	188.	The Company shall be entitled to destroy:

(a)   all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

		(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

		(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

		(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

		(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f)  all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents	189.	It shall conclusively be presumed in favour of the Company that:
		(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 188 was duly and properly made;

		(b) every instrument of transfer destroyed in accordance with Article 188 was a valid and effective instrument duly and properly registered;

		(c) every share certificate destroyed in accordance with Article 188 was a valid and effective certificate duly and properly cancelled; and

		(d) every other document destroyed in accordance with Article 188 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

		but:

(e)   the provisions of this Article and Article 188 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f)  nothing in this Article or Article 188 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 188 or in any other circumstances which would not attach to the Company in the

		absence of this Article or Article 188; and

		(g) any reference in this Article or Article 188 to the destruction of any document includes a reference to its disposal in any manner.

Untraced shareholders

Power to dispose of shares of untraced shareholders	190.	The Company shall be entitled to sell, at the best price reasonably obtainable, the certificated shares of a member or the shares to which a person is entitled by transmission if:

(a)   there has been a period of 12 years during which at least three dividends in respect of the shares in question have become due for payment and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed (the “relevant period”);

(b)   before sending the notice referred to in Article 190(c), the Company has used such efforts as it considers reasonable to trace the member or other person, including engaging, if considered appropriate, a professional asset reunification company;

		(c) the Company has on expiry of the relevant period sent a notice to the last known address of such member or other person, stating that it intends to sell the shares;

(d)   only if the relevant shares are registered on the branch register in Hong Kong, the Company has, on expiry of the relevant period, complied with any obligation under the Hong Kong Listing Rules for it to publish advertisements in the newspapers in Hong Kong giving notice of its intention to sell the shares;

(e)   during the relevant period and the period of three months following the later of (i) (if relevant) publication of the advertisements referred to in Article 190(d) (or, if published on different dates, the first date) and (ii) the date on which the notice referred to in Article 190(c) is sent, the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(f)  only if the relevant shares are registered on the branch register in Hong Kong, notice has been sent to the Hong Kong Stock Exchange of the Company’s intention to make such sale before the publication of the advertisements referred to in Article 190(d).

The Company shall also be entitled to sell at the best price reasonably obtainable at the time of sale any additional shares in the Company issued either in certificated form or as uncertificated shares during the relevant period in right of any share to which paragraph (a) of this Article applies (or in right of any share so issued), if the criteria in paragraphs (a) to (f) (to the extent relevant) are satisfied in relation to the additional shares.

Transfer on sale	191.	To give effect to any sale pursuant to Article 190, the board may:

		(a) where the shares are held in certificated form, authorise any person to sign an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b)   where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer	192.

An instrument of transfer signed by that person in accordance with Article 191(a) shall be as effective as if it had been signed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 191(a) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale	193.

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the net proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company’s business or invested in such a way as the board from time to time thinks fit. If no valid claim for the net proceeds has been received by the Company during a period of six years from the date on which the relevant shares were sold by the Company in accordance with Articles 190 to 192, the net proceeds will be forfeited and will belong to the Company (and, accordingly, such former member or other person shall no longer be a creditor of the Company in respect of such proceeds).

Indemnity

Indemnity to directors and officers	194.

The Company may indemnify any director, officer or employee of the Company or of any associated company against any liability and may purchase and maintain for any director, officer or employee of the Company or of any associated company insurance against any liability. No director of the Company or of any associated company shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Dispute Resolution

Dispute Resolution	195.

Any proceeding, suit or action: (i) between a shareholder in that shareholder’s capacity as such and the Company and/or its directors arising out of or in connection with these Articles or otherwise; and/or (ii) to the fullest extent permitted by law, between the Company and any of its directors in their capacities as such or as employees of the Company, including all claims made by or on behalf of the Company against its directors; and/or (iii) between a shareholder in that shareholder’s capacity as such and the Company’s professional service providers and/or (iv) between the Company and the Company’s professional service providers arising in connection with any claim within the scope of this Article 195 (iii), may only be brought in the courts of England and Wales, for this purpose “court” shall mean any court of competent jurisdiction or other competent authority including, for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention. Damages alone may not be an adequate remedy for any breach of Article 195, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 April 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Group Deputy Secretary